SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

ANOTHER SOUND QUARTER WITH SIGNIFICANT HEDGE BOOK REDUCTIONS
Group results for the quarter ...
•
Hedge book reduced by a further 2.4Moz (165% of
quarter's production) to 10.5Moz.
•
Operating profit up 10% to $162m.
•
Headline earnings marginally down to $87m.
•
Net profit up $8m to $79m.
•
Received gold price up $18/oz to $305/oz.
•
Stengthening rand impacts on total cash costs  up by
7% or $10/oz to $161/oz.
•
Gold production up 4% to 1.4Moz.
... and for the half year
•
Operating profit up 31% to $309m compared with the
same period in 2001.
•
Headline earnings up 44% to $176m.
•
Total cash costs down 17% to $156/oz due to
weakened rand and changed asset mix.
•
Gold production down to 2.8Moz mainly due to the sale
of the Free State assets.
•
Interim dividend of R13.50/share ($0.66/ADS) declared
for first half of 2002, an increase of 93% compared to
the 2001 interim dividend.
Regional operating results for the quarter
SOUTH AFRICA
•
Operating profit down 5% to R1.13bn ($108m).
•
Total cash costs up 2% to R51,234/kg (up 12% to
$152/oz).
•
Gold production up by 386kg (13,000oz) to 26,422kg
(850,000oz), despite effect of seismic events at Great
Noligwa.
•
Seismicity contributes to 15 fatalities for the quarter.
EAST AND WEST AFRICA
•
Mixed performance for the quarter with difficulties
experienced at Sadiola and Yatela.
•
Operating profit down 8% to $22m.
•
Total cash costs up 13% to $144/oz.
•
Gold production down 2% to 233,000oz (attributable).
NORTH AMERICA
•
Better weather conditions contribute to improved
performances.
•
Operating profit up from loss-making position to break-
even.
•
Gold production up 20% to 114,000oz.
•
Total cash costs down to $213/oz.
SOUTH AMERICA
•
Operating profit marginally lower at $14m.
•
Total cash costs up marginally to $129/oz.
•
Gold production up 2% to 104,000oz.
•
Consistent, commendable safety performances.
AUSTRALIA
•
Exceedingly strong performance from Sunrise Dam
with improvements at Union Reefs.
•
Operating profit up 188% to A$23m ($12m).
•
Total cash costs down 11% to A$337/oz ($186/oz).
•
Gold production up 16% to 135,000oz.
•
Boddington plant on "care and maintenance".
Quarter
ended
Jun
2002
Quarter
ended
Mar
2002
Six
months
ended
Jun
2002
Six
months
ended
Jun
2001
Quarter
ended
Jun
2002
Quarter
ended
Mar
2002
Six
months
ended
Jun
2002
Six
months
ended
Jun
2001
Dollar/Imperial
Rand/Metric
Gold
     Produced -
- oz (000)/kg
1,426
1,377
2,803
3,482
44,369
42,816
87,185
108,292
     Price received*
- $/oz /R/kg sold
305
287
296
290
102,498
106,181
104,305
73,915
     Total cash costs
- $/oz /R/kg produced
161
151
156
189
54,177
56,033
55,085
48,061
     Total production costs
- $/oz /R/kg produced
201
188
195
225
67,645
69,653
68,629
57,309
Operating profit
- $/R million
124
118
242
234
1,304
1,359
2,663
1,859
Operating profit including realised
non-hedge derivatives
- $/R million
162
147
309
236
1,687
1,696
3,383
1,878
Net profit
- $/R million
79
71
150
106
828
810
1,638
846
Headline earnings
- $/R million
87
93
180
127
903
1,070
1,973
1,013
Headline earnings before unrealised
non-hedging derivatives
- $/R million
87
89
176
122
905
1,027
1,932
975
Capital expenditure
- $/R million
67
51
118
142
709
588
1,297
1,124
Net earnings (basic)
- cents per share
71
64
135
99
748
734
1,479
790
Headline earnings
- cents per share
79
84
163
119
815
969
1,782
947
Headline earnings before unrealised
non-hedging derivatives
- cents per share
79
81
159
114
817
930
1,745
911
Dividends
- cents per share
132
85
1,350
700
* Price received includes realised non-hedge derivatives
REPORT
FOR THE QUARTER AND SIX MONTHS
ENDED 30 JUNE 2002
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.  Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Annual report on Form 20-F
On 28 June 2002, AngloGold filed its annual report on Form 20-F for the year ended 31 December 2001, in accordance with Securities and
Exchange Commission requirements, under Commission file number 0-29874.  A printed copy of the report is available on request from the
Contacts as listed on the inside back cover.
List of abbreviations
$
United States dollars
A$
Australian dollars
bn
billion
capex
capital expenditure
FIFR
Fatal Injury Frequency Rate per million hours worked
g
grams
g/t
grams per tonne
kg
kilograms
LOM
Life of Mine
LTIFR
Lost Time Injury Frequency Rate per million hours worked.  AngloGold utilises the strictest definition in reporting LTIFR in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m
metre or million; depending on the context
m
2
square metres
Mt
million tonnes or tons
Mtpa
million tonnes/tons per annum
Moz
million ounces
oz
ounces (troy)
R / rand
South African rands
RIFR
Reportable Injury Frequency Rate per million hours worked
t
tons (short) or tonnes (metric)
tpa
tonnes per annum
tpm
tonnes per month
VCR
Ventersdorp Contact Reef
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder,
AngloGold's second quarter has again
seen a significant reduction in the
company's hedge book, which came down
a further 2.4 million ounces, following the
1.7 million ounce reduction we reported in
the first quarter this year.  The quarter
also saw continued strong operational
performance, with operating profit up 10%
to $162 million, net profit up 11% to
$79 million and headline earnings
marginally lower at 79 US cents per
share.
The reduction in the hedge has produced
a received price which is $7 lower than
the average spot price for the quarter.
The hedge has been reduced in the light
of the more positive medium- and long-
term prospects for the gold price, as well
as the improved margins and lower cost
base of AngloGold's production.
During the quarter the South African
Parliament passed the new Minerals and
Petroleum Resources Development law.
In essence, mineral rights will now be
leased from the State rather than owned
outright and will require a commitment to
black economic empowerment and social
development.  Your company supports
both of these broad policy objectives
although they must be achieved in a
responsible way.  The recently published
Department of Minerals and Energy
(DME) document outlining its initial
position is unrealistic and unhelpful.  In a
joint statement issued today, the DME
confirmed that the document does not
represent official government policy.  We
are hopeful that dialogue between the
industry and government will soon yield a
mutually acceptable outcome and achieve
the level of certainty that is required to
ensure confidence and stability in the
market.
The strategy of AngloGold is to create
shareholder wealth through the mining
and marketing of gold.  Return on capital
for this quarter was 15%, and return on
equity 20%.  The company plans to grow
its earnings through the discovery,
development and acquisition of low cost,
high margin ounces.  Today we reported
the acquisition of an additional 130,000
ounces per annum by doubling our stake
in the Cerro Vanguardia mine in
Argentina, which reported total cash costs
for the first six months of 2002 at $101 per
ounce.  AngloGold brought this mine into
production and has operated it
successfully since 1999.  The mine has
continued to produce profits and
externalisable earnings despite
Argentina's current economic problems,
and we are confident it will continue to do
so throughout its planned life, which is
until at least 2012.
The Board has declared an interim
dividend of R13.50 per share ($0.66 per
ADS), which represents an increase of
93% on the interim dividend of 2001.
In the context of highly volatile world
markets we are convinced that AngloGold
will continue to generate solid earnings,
and earn competitive returns for its
shareholders.
RUSSELL EDEY
Chairman
BOBBY GODSELL
Chief Executive Officer
30 July 2002
LETTER FROM THE CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

OVERVIEW
The quarter's results are characterised by a
significant reduction in the company's open hedge
book position, a gold price which has further
strengthened and the company's sound operating
and financial performance.  A 4% increase in gold
production to 1.4Moz, was particularly pleasing in
the light of the cumulative impact of a number of
seismic events at Great Noligwa, AngloGold's
largest South African producer.
AngloGold's good operational performance, its
positive view of the gold market and its willingness
to manage its hedge book to take account of
changing market circumstances have again resulted
in a significant reduction in its open hedge position.
At the end of the second quarter, the hedge book
had been reduced by a further 2.4Moz (165% of the
quarter's production) to 10.5Moz.  This substantial
reduction was achieved while containing the
decrease in the gold price received for the quarter to
some $7 below the average spot price.
AngloGold's results for the June quarter reflect a
solid financial and operating performance with
operating profit up 10% to $162m.  The received
gold price increased by $18/oz on last quarter to
$305/oz.  This was partially offset by a $10/oz or 7%
increase in total cash costs to $161/oz, due to the
strengthening of the rand.
Headline earnings decreased marginally to $87m,
primarily due to an abnormal item relating to the
$10m settlement of a legal claim and to higher
taxation.  The higher taxation resulted from the end
of the tax holiday at Sadiola and a one-off
adjustment in the previous quarter.
Net profit increased from $71m to $79m.  This large
increase is explained by the inclusion in the
previous quarter of an exceptional loss on the
disposal of the Free State assets in South Africa.
Operating profit for the first half of 2002 increased
by 31% to $309m compared with the first six months
of 2001.  Headline earnings went up by 44% to
$176m despite a 20% reduction in gold production
to 2.8Moz, mainly as a result of the sale of
AngloGold's Free State assets.  Total cash costs
decreased by 17% from $189/oz to $156/oz, as a
result of the rand weakening against the dollar and
the change in AngloGold's asset mix.
AngloGold has declared an interim dividend for the
first half of 2002 of R13.50/share ($0.66/ADS)
1
,
which represents an increase of 93% on the interim
dividend of 2001 and an annualised dividend yield of
6.6% based on AngloGold's closing share price on
the JSE of R408 on 29 July 2002.
SOUTH AFRICA
Overall performance
The operating profit from the South African mines at
R1.13bn ($108m), was 5% lower than that of the
previous quarter.
Total cash costs for the region rose by only 2% to
R51,234/kg (up 12% in dollar terms to $152/oz, due
to the revaluation of the South African currency over
the quarter) despite a 12% increase in volume
mined and relatively unchanged grades.  Gold
production increased by 386kg (13,000oz) quarter-
on-quarter.  The Kopanang and Tau Lekoa
operations at Vaal River this quarter reported
reduced revenue from uranium and acid by-
products, a trend that is likely to continue in the
future.
Productivity indices, expressed in grams of gold
produced per employee, remained at
222g/employee, while square metres mined per
employee improved by 10% to 4.58m2 / employee.
Two tragic seismic events, which caused multiple
fatalities at Great Noligwa, contributed to a total of
15 mine deaths during the quarter.  Three of these
were caused by falls of ground, nine through
seismicity, two as a result of trucks and tramming
and one was caused through the use of machinery.
The LTIFR for the year to date compared with the
same period last year, decreased from 12.26 to
10.41.
Mine performance
Operating profit at Great Noligwa decreased by 3%
to R433m ($42m).  Total cash costs increased by
3% over the previous quarter to R38,158/kg
($113/oz) due to increased expenditure on
improvements to shaft infrastructure.  Volume mined
rose by 5% on the previous quarter and, although
grades dropped by 3% to 11.29g/t, the mine
achieved a 35kg increase in gold production,
despite the cumulative effect of a number of
damaging seismic events during the quarter.

1
 See note 6 on page 11.
FINANCIAL AND OPERATING REVIEW

Although the effect of these events is likely to be felt
on the performance of Great Noligwa in the third
quarter, the necessary remedial action has been
taken to address the cause of the problems.
At Kopanang,  operating profit decreased by 5% to
R161m ($15m) while total cash costs rose by 5% to
R52,552/kg ($156/oz) due to lower by-product
contributions.  Volume mined was 17% higher,
following a slow start in the first quarter.  Gold
produced was 3% up at 3,842kg (124,000 oz), but
yield was slightly down at 7.11g/t.
Operating profit at Tau Lekoa fell by 11% to R56m
($6m) and total cash costs increased marginally to
R64,149/kg ($191/oz) as a result of lower by-
product contributions.  The 14% increase in volume
mined was partially offset by a lower head grade
(down 9%), with gold production 7% higher than that
of the previous quarter at 2,379kg (76,000oz).
At TauTona, operating profit fell by 14% to R234m
($22m) while total cash costs increased by 2% to
R45,499/kg ($135/oz).  Volume mined rose by 1%
but this was offset by a reduced yield (down 6%)
due to mining in lower grade areas.  Gold production
decreased by 8% to 4,574kg (148,000oz).
Operating profit at Savuka increased by 55% to
R62m ($5m).  Total cash costs were down by 10%
to R69,422/kg ($207/oz).  Volume mined increased
by 23% as a result of improvements in the rate of
face advance.  The higher grade in the Carbon
Leader Reef resulted in a 3% improvement in yield
and an increase of 21% in gold produced to 2,219kg
(71,000oz).
At  Mponeng, operating profit was stable at R74m
($7m).  Total cash costs were reduced by 2% to
R61,937/kg ($184/oz) despite increased expenditure
from the equipping of recently holed raise lines.
Volume mined increased by 13%, although grades
declined by 4%, and gold production rose by 8% to
3,290kg (105,000oz).
At Ergo, operating profit fell by 18% to R67m ($7m)
and gold production decreased by 10% to 1,997kg
(65,000oz) following a drop in grade.  Total cash
costs increased by 2% to R60,268/kg ($179/oz).
EAST AND WEST AFRICA
Overall performance
The East and West Africa region had a mixed
quarter with good performances at Geita and Morila
offset by difficulties experienced at Sadiola and
Yatela.
Operating profit for the region decreased by 8% to
$22m and total cash costs increased by 13% to
$144/oz.  Overall gold production was down 2% on
the previous quarter at 223,000 attributable ounces
but remained above target.
Regrettably, during the quarter two fatalities
occurred  one at Geita and one at Morila.  There
were ten lost time injuries during the quarter.
Mine performance
Operating profit at Sadiola  (38% attributable)
decreased by 24% on the last quarter and total cash
costs increased by 8% to $145/oz.  Although
tonnage throughput went up by 9%, the low
availability of high-grade material and continued
problems with the treatment of the sulphide ore
resulted in a 17% drop in the average recovered
grade for the quarter to 2.85g/t.  Consequently, gold
production, at 44,000 attributable ounces, was 10%
lower than that of the previous quarter.  The final
instalment on the project finance loans for the
development of Sadiola was paid this quarter; the
total repayments for the five-year period of the
facility amounted to $288m.
At  Yatela (40% attributable), operating profit
decreased by 24% to $2m.  Total cash costs
increased by 24% to $178/oz as a result of lower
production and higher maintenance costs arising
from work performed on the mineral sizer.  A 22%
decline in the average recovered grade resulted in
gold production of 22,000 attributable ounces being
14% down on an exceptional first quarter.  It is
expected that the operation will be on target for the
year.
At  Morila (40% attributable), operating profit
increased by 6% to $7m and total cash costs, at
$108/oz, rose by 8%.  Gold production improved by
1% to 60,000 attributable ounces for the quarter.
Going forward, the interception of higher grades of
ore earlier than anticipated indicates a favourable
trend in the reserves.
Operating profit at Geita (50% attributable) at $6m
decreased by 2%.  Total cash costs, at  $168/oz,
went up by 8% mainly due to increased mining
volumes from the Kukuluma pit, resulting in greater
haulage distances to the Geita plant during the
quarter.  A rise of 6% in the average recovered
grade of 3.83g/t for the quarter enabled the mine to
increase gold production by 10% to 77,000
attributable ounces.
At Navachab, operating profit decreased by 12% to
$3m.  Total cash costs increased by 41% to
$164/oz, mainly due to higher mining costs, the
strengthening of the Namibian dollar and reduced
gold production.  Gold production decreased by 8%
to 20,000oz for the quarter.  Due to the recent
improvement in the spot gold price, a feasibility
study was completed at Navachab for a pushback in
the eastern pit.  This study explored the possibility of
increasing production by some 375,000oz and

extending the mine life by five years to 2012.  The
project will be presented to the AngloGold Board of
directors during the second half of 2002.
NORTH AMERICA
Overall performance
The performance of the North America region
improved in the second quarter with better weather
conditions and productivity improvements at Jerritt
Canyon and higher solution grades at Cripple Creek
& Victor (CC&V).  Operating profit increased
quarter-on-quarter from a loss of $1m to break even
due to a 20% rise in gold production to 114,000oz
and cost-cutting efforts for the quarter resulting in
lower total cash costs of $213/oz.
The $195m CC&V expansion project is progressing
on schedule with a significant portion of the leach
pad addition being completed.  Expectations are
that the majority of the project's construction work
will be completed during the third quarter of this
year.  It is anticipated that average LOM cash costs
are expected to be reduced from $227/oz to
$176/oz.
Mine performance
Operating profit at Cripple Creek & Victor (67%
ownership with 100% interest in production)
decreased from $1m in the first quarter to break
even in the second quarter as a result of increased
non-cash costs arising from accelerated
depreciation of the existing crushing circuit.  Total
cash costs were 3% lower than those of the first
quarter at  $193/oz.  Construction continues on
schedule for the commissioning of the new crushing
facility early in the third quarter.  Production at this
facility was 12% higher for the quarter at 48,000oz
due to improved solution grades.
Jerritt Canyon's (70% attributable) operating profit
increased from a loss of $2m in the first quarter to
break even in the second quarter.  Total cash costs
at $223/oz were 24% lower than those of the first
quarter due to increased production and improved
productivity resulting from the reorganisation of
labour in the underground mines.  Production was
27% higher at 66,000 attributable ounces.  Improved
weather conditions in the second quarter, lead to an
increase in production which resulted in higher mill
throughput.
SOUTH AMERICA
Overall performance
The region's attributable operating profit was
marginally down at $14m.  Total cash costs for the
quarter were 3% up at $129/oz as a result of lower
silver by-product credits at both Morro Velho and
Cerro Vanguardia.  Gold production was 2% higher
than in the previous quarter at 104,000oz.
The South America region again had a good safety
performance this quarter, with its LTIFR below the
Ontario benchmark.  Cerro Vanguardia's operations
were audited by international NOSA and NQA
auditors and awarded a Five Star rating as well as
an environmental ISO 14001 certification, making it
the first NOSA-affiliated mine in the world to achieve
this status.  The Morro Velho and Serra Grande
operations both have safety indicators above the
Ontario benchmark.
Mine performance
At  Morro Velho, operating profit rose by 17% to
$7m.  Total cash costs were 5% lower at $139/oz.
Gold production was 11% higher than the previous
quarter at 51,000oz, due to higher tonnage and
grade as well as improved gold recovery from the
circuit used during the roaster and acid plant
shutdown in April.
At  Cerro Vanguardia (46.25% attributable),
operating profit decreased by 20% to $4m due to
the lower volume of gold sold (down 6%) and higher
total cash costs (up 17% to $109/oz).  The
devaluation of the peso further worsened the mine's
unit cost performance.  Gold production was 12%
lower than the previous quarter at 29,000
attributable ounces, mainly due to the impact of
adverse weather conditions.
At Serra Grande (50% attributable), operating profit
was maintained at $4m.  Total cash costs were
$108/oz.  Gold production was 4% higher than the
previous quarter at 24,000 attributable ounces as a
result of higher grade.
AUSTRALIA
Overall performance
Operating profit increased by 188% or A$15m ($8m)
to A$23m ($12m) as a result of higher sales and
stronger prices.  Overall, total cash costs decreased
by 11% to A$337/oz ($186/oz).
Production for the June quarter of 135,000oz was
16% higher than the March quarter with an
exceedingly strong performance at Sunrise Dam
and improvements at Union Reefs. There was a
small reduction in the amount of gold recovered
from the clean-up of the Boddington plant which
ceased operations in December 2001.
The region continued its good safety performance
with only two minor lost time injuries and two
restricted work cases during the quarter.

Mine performance
Operating profit at Sunrise Dam rose by 130% to
A$23m ($13m) from A$10m ($5m) in the previous
quarter.  Production increased by 20% to
102,000oz.  Plant throughput was maintained at an
annualised rate of close to 3.4Mtpa and recovered
grades improved to 3.75g/t as mining progressed
into high-grade areas.  As a consequence, total
cash costs fell by 12% to A$304/oz ($168/oz).
At Union Reefs, operating profit increased to A$2m
($1m) in the June quarter after a break-even result
in March.  Regaining access to the main
Crosscourse pit after the wet season allowed grades
to improve and lifted gold production for the June
quarter to 32,000oz, 7% higher than that of the
previous quarter.  Total cash costs fell by 8% to
A$401/oz ($222/oz) as a result of the higher
production.
Minor quantities of gold were recovered from the
Boddington plant as clean-up activities were
completed.  The plant is now on "care and
maintenance" pending a decision on the Expansion
Project.
Implementation of the mine rehabilitation plan at
Tanami is continuing.
EXPLORATION
In West Africa, exploration at Yatela and Sadiola in
Mali continued to define further oxide resources and
generate new targets.
In  East Africa at the Geita mine in Tanzania,
exploration drilling continues to upgrade the Mineral
Resource.  Exploration drilling during the first six
months of this year has resulted in an increase in
the Mineral Resource by 0.76Moz to a total of
15Moz comprising:
•  Measured 41.83Mt at 3.55g/t for 4.77Moz;
•  Indicated 54.56Mt at 4.37g/t for 7.67Moz; and
•  Inferred 19.33Mt at 4.11g/t for 2.56Moz
The increase comes primarily from the Nyankanga
pit area.
At Nyankanga, mineralisation remains open along
strike towards the east and west with drill
intersections including 26m at 4.06g/t and 14m at
14.90g/t.  At Geita Hill West, encouraging results
continue with intercepts of 16m at 19.2g/t and 43m
at 6.4g/t.  Based on the exploration success at Geita
to date, the programme has been expanded to
include further drilling at Nyankanga East and West,
Geita Hill and north-east extensions and Lone Cone
 Copcot.
In  North America, focus continued on Mineral
Resource definition at Cripple Creek & Victor and
Jerritt Canyon.  No further results were obtained
from Red Lake in Canada.
In  South America at Cerro Vanguardia, drilling
identified further open-pit mineralisation in new
veins and in strike extensions at several of the
existing pits.
In the Iron Quadrangle of Brazil, drilling at Crrego
do Stio has located a series of new high-grade
zones, with grades of 7 to 35g/t over widths of 1 to
18m, with potential to significantly increase the
Mineral Resource.  At the Lamego project near the
Cuiab mine, drilling continued to define extensions
to known mineralisation, confirming a sulphide
Mineral Resource estimate comprising:
•  Measured 0.42Mt at 6.8g/t for 0.09Moz;
•  Indicated  0.69Mt at 7.15g/t for 0.16Moz; and
•  Inferred 2.64Mt at 5.79g/t for 0.49Moz
At Mina Serra Grande, deep drilling has defined the
down dip mineralisation in the Mina III orebody as
well as extensions in the shallower Mina Nova
orebody.
Greenfield exploration in Peru saw second phase
drilling under way in southern Peru.
In Australia, drill testing of the Western Shear Zone
at Sunrise Dam  intersected continuous high-grade
mineralisation immediately outside the south-
western margin of the current design open-pit shell.
Intersections included 12m at 22.1g/t, 4m at 72.6g/t,
11m at 30.6g/t  and 24m at 12.7g/t.  Step-out drilling
of the Sunrise Shear underground zone to the north-
west of the Sunrise Dam open pit intersected 21m at
17.7g/t.
Infill diamond drilling at Coyote in the Tanami region
intersected encouraging mineralisation in the
Sylvestor lode in the north of the prospect area, with
one hole intersecting 8m at 4.2g/t and 9m at 4.7g/t.
_________________________________________
Note:
All reference to operating profit and price received
includes the realised non-hedge derivative gains
(losses).
All reference to headline earnings excludes
unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational
discrepancies.

The second quarter saw growing US dollar weakness, and growing gold strength.  The gold price reached $330/oz during the quarter, and the average price of $312 was 7.5% better than the average for the previous quarter.  The gold price rise mirrored the major correction under way in the dollar.  The US currency closed the quarter at $0.99 to the euro, or 12% weaker than its opening exchange rate of $0.87; there is no doubt that the state of the dollar encouraged buying in gold for most of the quarter, and renewed dollar weakness in July has again triggered a stronger gold price; this is reflected in the graph below.
The 10% strengthening of the rand against the dollar during the quarter also reflected US currency weakness.  The
South African price of gold was helped by the improvement in the dollar gold price, but suffered from the stronger rand, with the average price of R104,800/kg down by 2% on the average local price for the first quarter of 2002.
SPOT $/GOLD AND $/EUR INDEX 2002
0.95
1.00
1.05
1.10
1.15
1.20
01-Jan-02
10-Jan-02
19-Jan-02
28-Jan-02
08-Feb-02
17-Feb-02
27-Feb-02
09-Mar-02
18-Mar-02
28-Mar-02
06-Apr-02
16-Apr-02
25-Apr-02
06-May-02
15-May-02
26-May-02
06-Jun-02
17-Jun-02
26-Jun-02
05-Jul-02
15-Jul-02
0.95
1.00
1.05
1.10
1.15
1.20
GOLD
EURO
During the first quarter, a number of elements encouraged investor interest in gold, including economic uncertainty in developed economies, equity market weakness, US monetary policy issues and US dollar weakness, and international tension in the Middle East and the Indian sub-continent.  In the second quarter, however, gold benefited most from the fall in the US dollar, with some encouragement from time to time from the problems of the equity markets (and particularly from disclosures by major American companies of past misrepresentations of financial results, which have damaged investor confidence in equity investment).
The gold price rose for most of the second quarter almost perfectly in response to the progressive slide of the US dollar
(particularly against the euro), and to successive items of bad news from leading equity markets.  Buying on the New
York Comex was the most important source of investor and speculator interest in the metal during this period, and net long positions on that exchange increased steadily during April and May, to reach a peak net long position at the beginning of June equal to just over 310t.  The graph below reflects the move in both the net open interest on the New
York Comex over the past 19 months, and the spot price of gold.
GOLD MARKET

COMEX COTR: Futures and Options as at 16 July 2002
Net Speculative Position
-8.00
-6.00
-4.00
-2.00
0.00
2.00
4.00
6.00
8.00
10.00
12.00
4-Jan-00
15-Feb-00
28-Mar-00
9-May-00
20-Jun-00
1-Aug-00
12-Sep-00
24-Oct-00
5-Dec-00
16-Jan-01
27-Feb-01
10-Apr-01
22-May-01
3-Jul-01
14-Aug-01
25-Sep-01
6-Nov-01
18-Dec-01
29-Jan-02
12-Mar-02
23-Apr-02
4-Jun-02
16-Jul-02
Oz's (mil)
250.00
260.00
270.00
280.00
290.00
300.00
310.00
320.00
330.00
US$/oz
The balance of interest in gold was again materially assisted by gold producers continuing to run down open hedge positions.  This process has the effect of both delivering new production off the spot market and adding a certain amount of producer buying to investor demand.  This has increased the positive impact on the price of incremental investor buying.
During the last few weeks of the quarter, the gold price stalled and did not respond either to continued dollar weakness or to recurrent bad news from equity markets.  There was a measure of profit-taking on Comex which saw open interest on the exchange decline during June, and the spot price of gold fall to just above $310/oz.  There was a brief rally in the price to $325/oz in July, but for the moment, the gold price has fallen further, and has moved clearly away from direct linkage to the currency and equity markets.
Notwithstanding weaker prices in June and July, we believe that the favourable market circumstances for gold remain firmly in place, and should continue to support the price of gold going forward.
The impact of the rising price of gold on physical offtake in major markets continues to be negative, and there are indications that physical demand in India for the quarter will have fallen once again.  Offtake has also slipped in other areas.  However, seasonal factors should assist physical gold demand during the third quarter and for the balance of the year, and the performance of gold offtake for the balance of this year will be an important indicator of how the physical market is dealing with higher and more volatile gold prices.
Currency market activity dominated the quarter.  From its strongest point this year of $0.8560 to the euro in February, the
US dollar had lost fully 19% in six months against the euro to trade at $1.02 in July.
However, after the 40% appreciation of the US dollar between 1995 and 2001, it seems likely that this correction is not yet complete.  Whilst today's circumstances are different from those of 1985  1990, when the US dollar lost 50% in value against major currencies, it is nevertheless likely that the dollar has to devalue further against other major currencies before equilibrium is reached.
In this respect, the dollar will not be helped by circumstances in the US today.  With the US current account deficit heading to record levels of close to $500bn for 2002, foreign demand for US dollar assets is falling.  After the investment boom of the 1990s, foreign investors already own substantial parts of US investment markets, but the recent performance of the equity markets, the numerous scandals affecting major US corporations and the secular downturn in the dollar have all made foreign investors unlikely to invest in the USA and to finance the US deficit further for the moment.
The open hedge position for AngloGold as at 30 June shows a further reduction in the hedge by some 73t or 2.37Moz.
Going forward, the company will continue to manage actively the remaining forward contracts in the hedge in order to give the company increased exposure to the firmer spot price of gold.

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2002
As at 30 June 2002, the group had outstanding, the following net forward-pricing commitments against future production.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand value based on spot rand/dollar rate of 10.25 available on 30 June 2002.
Rand Gold
kg's
sold
R per kg
Dollar Gold
kg's
sold
$ per oz
AUS Dollar
Gold
kg's sold
A$ per oz
Total
kg's sold
Total
oz's sold
12 months
ending
31 Dec
2002
562
67,727
7,353
276
2,757
739
10,672
343,102
2003
21,296
87,053
27,354
325
12,146
523
60,796
1,954,629
2004
15,774
102,113
24,629
315
5,443
537
45,846
1,473,994
2005
14,142
125,395
32,093
322
5,121
650
51,356
1,651,123
2006
9,620
124,987
25,908
327
5,851
606
41,379
1,330,381
Jan 2007
Dec 2011
16,851
160,304
88,599
354
11,993
527
117,443
3,775,837
78,245
117,320
205,936
334
43,311
566
327,492
10,529,066
The marked-to-market value of all hedge transactions making up the hedge positions in the above table following all restructuring was a negative R4.38bn (negative $422.81m) as at 30 June 2002.  The value was based on a gold price of $312.25 per ounce, exchange rates of R/$10.25 and A$/$0.561 and the prevailing market interest rates and volatilities at the time.
As at 29 July 2002, the marked-to-market value of the hedge book was a negative R3.109bn (negative $294.5m)
based on a gold price of $302.50/oz and exchange rates of R/$10.25 and A$/$0.534 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 30 June 2002
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2002.
GOLD MARKET

Year
2002
2003
2004
2005
2006
2007-2011
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
5,466
22,016
23,663
22,147
16,792
43,831
133,915
$ per oz
$259
$315
$312
$321
$326
$349
$326
Put Options Purchased
Amount (kg)
686
5,808
796
757
563
728
9,338
$ per oz
$283
$352
$291
$291
$291
$292
$328
*Delta (kg)
62
3,974
194
167
113
133
4,643
Put Options Sold
Amount (kg)
14,930
12,752
6,221
33,903
$ per oz
$311
$307
$311
$310
*Delta (kg)
7,109
4,795
2,254
14,158
Call Options Purchased
Amount (kg)
4,258
4,555
572
9,385
$ per oz
$349
$351
$360
$350
*Delta (kg)
743
1,280
188
2,211
Call Options Sold
Amount (kg)
17,191
16,653
6,538
15,825
14,213
67,147
137,567
$ per oz
$317
$331
$334
$323
$329
$358
$342
*Delta (kg)
9,677
7,439
3,214
9,779
9,003
44,635
83,747
RAND GOLD
Forward Contracts
Amount (kg)
17,359
12,476
11,255
6,335
8,274
55,699
Rand per kg
R84,309
R98,762        R123,852        R121,174
R117,021        R104,589
Put Options Purchased
Amount (kg)
1,094
1,875
1,875
1,875
1,875
8,594
Rand per kg
R93,603
R93,603
R93,603
R93,603
R93,603
R93,603
*Delta (kg)
115
150
75
40
26
406
Put Options Sold
Amount (kg)
1,866
1,866
Rand per kg
R108,204
R108,204
*Delta (kg)
873
873
Call Options Purchased
Amount (kg)
4,732
4,732
Rand per kg
R83,652
R83,652
*Delta (kg)
4,707
4,707
Call Options Sold
Amount (kg)
6,176
4,687
4,688
4,687
4,688
14,930
39,856
Rand per kg
R85,534
R99,370         R115,285         R131,945       R132,648
R202,056      R145,309
*Delta (kg)
6,027
3,787
3,223
2,847
3,259
8,577
27,720
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
5,288
12,286
5,443
6,221
9,331
22,395
60,964
A$ per oz
A$670
A$525
A$537
A$663
A$631
A$604
A$598
Call Options Purchased
Amount (kg)
6,532
3,888
3,110
6,221
15,863
35,614
A$ per oz
A$722
A$701
A$724
A$673
A$692
A$698
*Delta (kg)
614
758
1,100
3,480
10,402
16,354
Call Options Sold
Amount (kg)
2,488
3,110
5,598
A$ per oz
A$590
A$700
A$651
*Delta (kg)
619
618
1,237
Put Options Sold
Amount (kg)
5,288
5,288
A$ per oz
A$564
A$564
*Delta (kg)
2,536
2,536
RAND DOLLAR (000)
Forward Contracts
Amount ($)
Rand / $
Put Options Purchased
Amount ($)
20,000
20,000
Rand per $
R 8.06
R 8.06
*Delta ($)
0
0
Put Options Sold
Amount ($)
Rand per $
*Delta ($)
Call Options Purchased
Amount ($)
4,000
8,000
12,000
Rand per $
R 6.60
R 6.94
R 6.83
*Delta ($)
4,000
7,992
11,992
Call Options Sold
Amount ($)
24,000
8,000
32,000
Rand per $
R 8.89
R 6.94
R 8.40
*Delta ($)
24,000
7,992
31,992
AUS DOLLAR (000)
Forward Contracts
Amount ($)
27,414
29,428
15,970
72,812
$ per A$
A$0.62
A$0.59
A$0.64
A$0.61
ANGLOGOLD HEDGE POSITION
AS AT 30 JUNE 2002

The results included herein for the quarter and six months ended 30 June 2002, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the
International Accounting Standards Board and the South African Institute of Chartered Accountants.  Where
appropriate, comparative figures have been restated.
1.     During the quarter, 60,100 ordinary shares were allotted in terms of the AngloGold Share Incentive
Scheme.
2.     Orders placed and outstanding on capital contracts as at 30 June 2002 totalled R990m (31 March 2002:
R1,072m), equivalent to $95m (31 March 2002: $94m) at the rate of exchange ruling on that date.
3.     Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
4.
Acquisition of Perez Companc's entire equity interests in Cerro Vanguardia S.A.
Agreement was reached with Perez Companc International ("Perez Companc") to acquire its entire
46.25% equity interests in Cerro Vanguardia S.A. ("CVSA"), for a cash consideration of $90m, which was paid from AngloGold's existing but undrawn debt facilities.
Perez Companc and AngloGold each owned a 46.25% equity interest in CVSA.  CVSA owns the exclusive right to exploit the Cerro Vanguardia Mine, which is located in Patagonia in the Santa Cruz
Province of Argentina.  AngloGold acquired its interest in CVSA from Minorco in 1999 and participated in the competion of the development and the commissioning of the Cerro Vanguardia Mine, as well as its operation since that time, and is confident of the existing and upside potential of this asset.  This transaction, which is immediately accretive to AngloGold's earnings and cash flow, will reduce
AngloGold's cash and total operating costs per ounce and further diversify its production, reserve and resource base, in geographical, operational and orebody terms.
Rationale for the transaction and overview of Cerro Vanguardia Mine:
For the year ended 31 December 2001, AngloGold's 46.25% interest in CVSA produced:
•  Attributable operating profit including realised non-hedge derivatives of $15m.
•  Attributable earnings before interest, tax, depreciation and amortisation ("EBITDA") of $24m.
•  Attributable gold production of 136,000oz of gold at a total cash cost of $133/oz.
At 31 December 2001
•  Total ore reserves of the mine were 2.4Moz.
•  Total ore resources were 3.6Moz.
For the six months ended 30 June 2002
•  Attributable operating profit including realised non-hedge derivatives was $9m.
•  Attributable EBITDA was $14m.
•  Attributable gold production was 62,000oz at a total cash cost of $101/oz.
Cerro Vanguardia's
•  Current plant throughput is 900,000tpa.  However, it is planned to increase this to 1m tpa from
 2004 at relatively minimal capital cost.
•  Existing reserve base is sufficient to support a life of mine to 2012.
•  Exploratory drilling has confirmed additional resources of 400,000oz of gold.
5.
At the annual general meeting of shareholders held on 30 April 2002, all the ordinary and special resolutions, as specified in the notice of meeting dated 14 March 2002, were passed by the requisite majority of shareholders.
NOTES

6.
Dividend
The directors have today declared Interim Dividend No. 92 of 1,350 (Interim Dividend No. 90: 700) South
African cents per ordinary share for the six months ended 30 June 2002.  In compliance with the requirements of STRATE, the electronic settlement system and custody system used by the JSE Securities
Exchange South Africa, the company has determined the following salient dates for the payment of the dividend:
To holders of ordinary shares and to holders of CHESS depositary interests (CDIs):  Each CDI represents one-tenth of an ordinary share.
2002
Currency conversion date for UK pounds and Australian dollars
Thursday 8 August
Last date to trade ordinary shares cum dividend
Friday 16 August
Last date to register transfer of certificated securities cum dividend in the United Kingdom and Australia
Friday 16 August
Ordinary shares trade ex dividend
Monday 19 August
Record date
Friday 23 August
Payment date
Friday 30 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' bank accounts which are linked to their safe custody accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Friday, 16 August 2002 and Friday, 23 August
2002, both days inclusive, no transfers between the South African and United Kingdom share registers and between the South African and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares.  Each American Depositary Share (ADS) represents one-half of an ordinary share.
2002
Ex dividend on New York Stock Exchange
Wednesday 21 August
Record date
Friday 23 August
Approximate date for currency conversion
Friday 30 August
Approximate payment date of dividend
Thursday 12 September
For illustrative purposes, the dividend payable on an ADS was equivalent to 66 US cents at the rate of exchange ruling on Monday, 29 July 2002.  This compares with the interim dividend of 38.21 US cents per
ADS paid on 9 October 2001.
By order of the Board
R P EDEY
R M GODSELL
Chairman
Chief Executive Officer
30 July 2002

GROUP OPERATING RESULTS
Issued Capital:
111,117,369 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
110,739,209 ordinary shares in issue for the period
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2002
2002
2002
2001
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
3,372

3,088

6,460

9,091

- waste
-

-

-

2

- total
3,372

3,088

6,460

9,093

Yield
- g/t
- reef
 8.27

 8.64

 8.45

 8.14

- waste
-

-

-

 1.00

- average
 8.27

 8.64

 8.45

 8.14

Gold produced
- kg
- reef
27,871

26,687

54,558

73,982

- waste
-

-

-

2

- total
27,871

26,687

54,558

73,984

PRODUCTIVITY
g/employee
- target
245

237

241

211

- actual
239

232

236

206

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,592

9,621

19,213

26,067

Yield
- g/t
 0.30

 0.31

 0.30

 0.32

Gold produced
- kg
2,839

3,021

5,860

8,441

OPEN-PIT OPERATIONS
Tonnes mined
- 000
27,824

24,828

52,652

38,807

Stripping ratio *
 3.33

 3.21

 3.27

 1.86

Tonnes treated
- 000
6,423

5,896

12,319

13,582

Yield
- g/t
 2.13

 2.22

 2.17

 1.90

Gold produced
- kg
13,659

13,108

26,767

25,867

TOTAL
Gold produced
- kg
44,369

42,816

87,185

108,292

Gold sold
- kg
44,271

42,630

86,901

108,004

Price received
- R/kg sold **
102,498

106,181

104,305

73,915

Total cash costs
- R/kg produced
54,177

56,033

55,085

48,061

Total production costs
- R/kg produced
67,645

69,653

68,629

57,309

CAPITAL EXPENDITURE
 - mining direct
 602

 514

1 116

 929

 - other
 107

 74

 181

 195

 709

 588

1 297

1 124

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated
** Price received includes realised non-hedge derivative gains (losses)

GROUP OPERATING RESULTS
Issued Capital:
111,117,369 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
110,739,209 ordinary shares in issue for the period
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2002
2002
2002
2001
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
3,717

3,404

7,121

10,022

- waste
-

-

-

2

- total
3,717

3,404

7,121

10,024

Yield
- oz/t
- reef
 0.241

 0.252

 0.246

 0.237

- waste
-

-

-

-

- average
 0.241

 0.252

 0.246

 0.237

Gold produced
- oz 000 - reef
896

858

1,754

2,379

- waste
-

-

-

-

- total
896

858

1,754

2,379

PRODUCTIVITY
oz/employee
- target
 7.87

 7.62

 7.74

 6.78

- actual
 7.68

 7.47

 7.58

 6.62

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
10,573

10,606

21,179

28,733

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
91

97

188

271

OPEN-PIT OPERATIONS
Tons mined
- 000
30,671

27,368

58,039

42,777

Stripping ratio *
 3.33

 3.21

 3.27

 1.86

Tons treated
- 000
7,080

6,499

13,579

14,972

Yield
- oz/t
 0.062

 0.065

 0.063

 0.056

Gold produced
- oz 000
439

422

861

832

TOTAL
Gold produced
- oz 000
1,426

1,377

2,803

3,482

Gold sold
- oz 000
1,423

1,371

2,794

3,472

Price received
- $/oz sold **
305

287

296

290

Total cash costs
- $/ounce produced
161

151

156

189

Total production costs
- $/ounce produced
201

188

195

225

Rand/US Dollar average exchange rate
 10.46

 11.51

 10.99

 7.93

CAPITAL EXPENDITURE
 - mining direct
 57

 45

 102

 117

 - other
 10

 6

 16

 25

 67

 51

 118

 142

* Stripping ratio = (tons mined - tons treated) / tons treated
** Price received includes realised non-hedge derivative gains (losses)

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
SA Rand million
2002
2002
2002
2001
Gold income
4,252

4,291

8,543

8,091

Cost of sales
(2,948)

(2,932)

(5,880)

(6,232)

Cash operating costs
2,359

2,377

4,736

5,116

Other cash costs
60

57

117

119

Total cash costs
2,419

2,434

4,853

5,235

Retrenchment costs
11

14

25

127

Rehabilitation and other non-cash costs
11

15

26

22

Production costs
2,441

2,463

4,904

5,384

Amortisation of mining assets
598

577

1,175

884

Total production costs
3,039

3,040

6,079

6,268

Inventory change
(91)

(108)

(199)

(36)

Operating profit
1,304

1,359

2,663

1,859

Realised non-hedge derivative gains
383

337

720

19

Operating profit including realised non-hedge derivatives
1,687

1,696

3,383

1,878

Corporate administration and other expenses
(55)

(51)

(106)

(89)

Market development costs
(44)

(44)

(88)

(63)

Research and development costs
(4)

(3)

(7)

(10)

Exploration costs
(73)

(70)

(143)

(101)

Interest receivable
111

93

204

82

Other net income (expense)
2

(14)

(12)

(15)

Finance costs
(127)

(133)

(260)

(333)

Unrealised non-hedge derivative gains
5

72

77

62

Abnormal item - settlement of legal claim
(102)

-

(102)

-

Profit before exceptional items
1,400

1,546

2,946

1,411

Amortisation of goodwill
(72)

(81)

(153)

(111)

Debt written-off
-

-

-

(21)

Impairment of mining assets
-

-

-

(3)

Loss on disposal of assets
(5)

(132)

(137)

(38)

Termination of retirement benefit plans
2

-

2

-

Profit on ordinary activities before taxation
1,325

1,333

2,658

1,238

Taxation
(464)

(491)

(955)

(363)

Normal and deferred taxation
(504)

(415)

(919)

(345)

Deferred tax on unrealised non-hedge derivatives
(7)

(29)

(36)

(24)

Taxation on abnormal item
47

-

47

-

Taxation on exceptional items
-

(47)

(47)

6

Profit on ordinary activities after taxation
861

842

1,703

875

Minority interest
(33)

(32)

(65)

(29)

Net profit
828

810

1,638

846

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
828

810

1,638

846

Amortisation of goodwill
72

81

153

111

Debt written-off
-

-

-

21

Impairment of mining assets
-

-

-

3

Loss on disposal of assets
5

132

137

38

Termination of retirement benefit plans
(2)

-

(2)

-

Taxation on exceptional items
-

47

47

(6)

Headline earnings
903

1,070

1,973

1,013

Unrealised non-hedge derivative gains
(5)

(72)

(77)

(62)

Deferred tax on unrealised non-hedge derivatives
7

29

36

24

Headline earnings before unrealised non-hedge derivatives
905

1,027

1,932

975

Earnings per ordinary share - cents
    - Basic
748

734

1,479

790

    - Headline
815

969

1,782

947

    - Headline before unrealised non-hedge derivatives
817

930

1,745

911

Dividends declared
    - Rm
1,500

751

    - cents per share
1,350
"The results have been prepared in accordance with International Accounting Standards."
700

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
US Dollar million
2002
2002
2002
2001
Gold income
 406

 373

 779

1 020

Cost of sales
(282)

(255)

(537)

(786)

Cash operating costs
 226

 206

 432

 646

Other cash costs
 6

 5

 11

 15

Total cash costs
 232

 211

 443

 661

Retrenchment costs
 1

 1

 2

 16

Rehabilitation and other non-cash costs
 1

 2

 3

 2

Production costs
 234

 214

 448

 679

Amortisation of mining assets
 57

 50

 107

 112

Total production costs
 291

 264

 555

 791

Inventory change
(9)

(9)

(18)

(5)

Operating profit
 124

 118

 242

 234

Realised non-hedge derivative gains
 38

 29

 67

 2

Operating profit including realised non-hedge derivatives
 162

 147

 309

 236

Corporate administration and other expenses
(6)

(4)

(10)

(11)

Market development costs
(4)

(4)

(8)

(8)

Research and development costs
(1)

-

(1)

(1)

Exploration costs
(7)

(6)

(13)

(13)

Interest receivable
 11

 8

 19

 10

Other net income (expense)
 1

(1)

-

(1)

Finance costs
(12)

(12)

(24)

(42)

Unrealised non-hedge derivative gains
 1

 6

 7

 8

Abnormal item - settlement of legal claim
(10)

-

(10)

-

Profit before exceptional items
 135

 134

 269

 178

Amortisation of goodwill
(7)

(7)

(14)

(14)

Debt written-off
-

-

-

(3)

Impairment of mining assets
-

-

-

-

Loss on disposal of assets
(1)

(11)

(12)

(5)

Termination of retirement benefit plans
-

-

-

-

Profit on ordinary activities before taxation
 127

 116

 243

 156

Taxation
(44)

(43)

(87)

(46)

Normal and deferred taxation
(48)

(37)

(85)

(44)

Deferred tax on unrealised non-hedge derivatives
(1)

(2)

(3)

(3)

Taxation on abnormal item
 5

-

 5

-

Taxation on exceptional items
-

(4)

(4)

 1

Profit on ordinary activities after taxation
 83

 73

 156

 110

Minority interest
(4)

(2)

(6)

(4)

Net profit
 79

 71

 150

 106

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
 79

 71

 150

 106

Amortisation of goodwill
 7

 7

 14

 14

Debt written-off
-

-

-

 3

Impairment of mining assets
-

-

-

-

Loss on disposal of assets
 1

 11

 12

 5

Termination of retirement benefit plans
-

-

-

-

Taxation on exceptional items
-

 4

 4

(1)

Headline earnings
 87

 93

 180

 127

Unrealised non-hedge derivative gains
(1)

(6)

(7)

(8)

Deferred tax on unrealised non-hedge derivatives
 1

 2

 3

 3

Headline earnings before unrealised non-hedge derivatives
 87

 89

 176

 122

Earnings per ordinary share - cents
    - Basic
71

64

135

99

    - Headline
79

84

163

119

    - Headline before unrealised non-hedge derivatives
79

81

159

114

Dividends declared
    - $m
146

91

    - cents per share
132
"The results have been prepared in accordance with International Accounting Standards."
85

GROUP BALANCE SHEET
June
March
June
June
March
June
2002
2002
2001
2002
2002
2001
SA Rand million
US Dollar million
ASSETS
Non-current assets
20,382

21,315

19,538

Mining assets
1,965

1,878

2,429

4,093

4,438

3,003

Goodwill
395

391

373

171

154

146

Investments in associates
17

13

18

178

141

59

Other investments
17

12

7

227

228

349

AngloGold Environmental Rehabilitation Trust
22

20

43

492

507

218

Other non-current assets
47

45

27

25,543

26,783

23,313

2,463

2,359

2,897

Current assets
3,508

3,794

1,202

Cash and cash equivalents
338

334

149

2,801

2,717

1,137

Financial derivatives
270

239

141

2,575

4,502

1,314

Trade and other receivables*
248

397

163

1,975

1,924

1,586

Inventories
190

170

197

4

106

156

Current portion of other non-current assets
-

9

19

10,863

13,043

5,395

1,046

1,149

669

36,406

39,826

28,708

Total assets
3,509

3,508

3,566

EQUITY AND LIABILITIES
13,498

12,820

11,567

Shareholders' equity **
1,300

1,130

1,433

317

335

240

Minority interests
31

29

30

13,815

13,155

11,807

1,331

1,159

1,463

Non-current liabilities
7,595

8,388

4,220

Borrowings
732

739

525

2,053

2,163

2,145

Provisions
198

191

267

2,919

2,571

4,015

Deferred taxation
282

226

499

12,567

13,122

10,380

1,212

1,156

1,291

Current liabilities
5,489

6,176

302

Financial derivatives
529

544

38

2,339

2,995

2,081

Trade and other payables
225

264

259

1,174

2,863

3,819

Current portion of borrowings
113

252

475

1,022

1,515

319

Taxation
99

133

40

10,024

13,549

6,521

966

1,193

812

36,406

39,826

28,708

Total equity and liabilities
3,509
"The results have been prepared in accordance with International Accounting Standards."
3,508

3,566

* March quarter includes proceeds from the disposal of Free State assets
** Shareholders' equity is analysed in the Statement of Changes in Shareholders' Equity on page 18.

GROUP CASH FLOW STATEMENT
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand million
US Dollar million
 Cash flows from operating activities
1,399

2,087

3,486

 Cash generated from operations
129

175

304

95

89

184

 Interest receivable
9

8

17

(35)

(43)

(78)

 Environmental contributions and expenditure
(3)

(4)

(7)

(109)

(116)

(225)

 Finance costs
(11)

(10)

(21)

(815)

(68)

(883)

 Mining and normal taxation paid
(74)

(6)

(80)

-

(1,223)

(1,223)

 Dividends paid
-

(109)

(109)

535

726

1,261

 Net cash inflow from operating activities
50

54

104

 Cash flows from investing activities
(709)

(588)

(1,297)

 Capital expenditure
(67)

(51)

(118)

-

1

1

 Proceeds from disposal of mining assets
-

-

-

1,554

-

1,554

 Net proceeds from disposal of mines
141

-

141

1,819

-

1,819

 Proceeds
164

-

164

(265)

-

(265)

 Contractual obligations
(23)

-

(23)

(88)

(268)

(356)

 Investments acquired
(9)

(23)

(32)

2

1,825

1,827

 Proceeds from sale of investments
-

158

158

(4)

(43)

(47)

 Loans advanced
-

(4)

(4)

131

21

152

 Repayment of loans advanced
12

2

14

886

948

1,834

 Net cash inflow from investing activities
77

82

159

 Cash flows from financing activities
16

68

84

 Proceeds from issue of share capital
2

6

8

(3)

(110)

(113)

 Share issue expenses
(1)

(10)

(11)

1,522

4,461

5,983

 Proceeds from borrowings
158

387

545

(3,109)

(4,475)

(7,584)

 Repayment of borrowings
(301)

(389)

(690)

(1,574)

(56)

(1,630)

 Net cash outflow from financing activities
(142)

(6)

(148)

(153)

1,618

1,465

 Net (decrease) increase in cash and cash
equivalents
(15)

130

115

(133)

(108)

(241)

 Translation
19

13

32

3,794

2,284

2,284

 Opening cash and cash equivalents
334

191

191

3,508

3,794

3,508

 Closing cash and cash equivalents
338
"The results have been prepared in accordance with International Accounting Standards."
334

338

Refer to page 18 for notes to the cash flow statement.

NOTES TO THE CASH FLOW STATEMENT
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
Cash generated from operations
1,325

1,333

2,658

Profit on ordinary activities before taxation
127

116

243

Adjusted for:
(104)

(55)

(159)

Non-cash movements
(10)

(5)

(15)

102

-

102

Abnormal item
10

-

10

598

577

1,175

Amortisation of mining assets
57

50

107

(111)

(93)

(204)

Interest receivable
(11)

(8)

(19)

(9)

(3)

(12)

Other net (income) expense
(1)

-

(1)

127

133

260

Finance costs
12

12

24

(108)

(98)

(206)

Movement on non-hedge derivatives
(11)

(9)

(20)

72

81

153

Amortisation of goodwill
7

7

14

5

79

84

Loss on disposal of assets
1

7

8

(2)

-

(2)

Termination of retirement benefit plans
-

-

-

(496)

133

(363)

Movement in working capital
(52)

5

(47)

1,399

2,087

3,486

129

175

304

Movement in working capital:
313

(343)

(30)

(Increase) decrease in trade and other receivables
12

(39)

(27)

(51)

(48)

(99)

(Increase) decrease in inventories
(21)

(13)

(34)

(758)

524

(234)

Increase (decrease) in trade and other payables
(43)

57

14

(496)

133

(363)

(52)

5

(47)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
compre-
earnings
capital and
reserves
translation
hensive
premium
income
US Dollar million
Balance at 31 December 2001
681

12

250

(88)

262

1,117

Movement on other comprehensive income
(100)

-

(100)

Net profit
150

150

Dividends paid
(107)

(107)

Ordinary shares issued
127

127

Transfer from non-distributable reserves
-

-

-

Translation
111

-

(36)

38

113

Balance at 30 June 2002
919

12

214

(188)

343

1,300

SA Rand million
Balance at 31 December 2001
8,140

143

2,999

(1,057)

3,132

13,357

Movement on other comprehensive income
(890)

(890)

Net profit
1,638

1,638

Dividends paid
(1,223)

(1,223)

Ordinary shares issued
1,394

1,394

Transfer from non-distributable reserves
(8)

8

-

Translation
(778)

-

(778)

Balance at 30 June 2002
9,534
"The results have been prepared in accordance with International Accounting Standards."
135

2,221

(1,947)

3,555

13,498

 US Dollar million
 SA Rand million

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICAN REGION
242

185

427

25

15

40

VAAL RIVER
Great Noligwa Mine
11

5

16

2

-

2

Kopanang Mine
24

13

37

2

1

3

Tau Lekoa Mine
3

1

4

-

-

-

Moab Khotsong
102

94

196

10

8

18

ERGO
-

-

-

-

-

-

WEST WITS
TauTona Mine
20

11

31

2

1

3

Savuka Mine
12

5

17

2

-

2

Mponeng Mine
70

56

126

7

5

12

EAST & WEST AFRICA REGION
64

63

127

6

5

11

Navachab
1

4

5

-

-

-

Sadiola - Attributable 38%
16

29

45

1

3

4

Morila - Attributable 40%
9

3

12

1

-

1

Geita - Attributable 50%
30

16

46

3

1

4

Yatela  - Attributable 40%
8

11

19

1

1

2

NORTH AMERICAN REGION
257

255

512

25

22

47

Cripple Creek & Victor J.V.
238

226

464

23

20

43

Jerritt Canyon J.V. - Attributable 70%
18

30

48

1

3

4

Exploration
1

(1)

-

1

(1)

-

SOUTH AMERICAN REGION
96

57

153

9

5

14

Morro Velho
56

34

90

5

3

8

Serra Grande - Attributable 50%
13

10

23

1

1

2

Cerro Vanguardia - Attributable 46.25%
5

1

6

1

-

1

Minorities and exploration
22

12

34

2

1

3

AUSTRALIAN REGION
42

28

70

3

3

6

Sunrise Dam
27

19

46

2

2

4

Boddington - Attributable 33.33%
(1)

1

-

-

-

-

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
-

-

-

-

-

-

Brocks Creek
-

-

-

-

-

-

Exploration
16

8

24

1

1

2

Other
8

-

8

(1)

1

-

ANGLOGOLD GROUP TOTAL
709

588

1,297

67

51

118

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION *
8.33

8.80

8.56

26,422

26,036

52,458

VAAL RIVER
Great Noligwa Mine
11.29

11.65

11.46

7,280

7,245

14,525

Kopanang Mine
7.11

7.35

7.23

3,842

3,715

7,557

Tau Lekoa Mine
4.25

4.65

4.43

2,379

2,226

4,605

Surface Operations
0.57

0.56

0.57

816

798

1,614

ERGO
0.24

0.27

0.26

1,997

2,223

4,220

WEST WITS
TauTona Mine
11.32

12.03

11.68

4,574

4,960

9,534

Savuka Mine
8.09

7.84

7.98

2,219

1,830

4,049

Mponeng Mine
8.10

8.40

8.24

3,290

3,039

6,329

Surface Operations
-

-

-

25

-

25

EAST & WEST AFRICA REGION
3.35

3.66

3.50

6,961

7,044

14,005

Navachab
1.71

2.08

1.88

620

671

1,291

Sadiola - Attributable 38%
2.85

3.45

3.14

1,393

1,546

2,939

Morila - Attributable 40%
5.92

6.31

6.11

1,865

1,850

3,715

Geita - Attributable 50%
3.83

3.60

3.72

2,376

2,159

4,535

Yatela - Attributable 40%
2.44

3.11

2.76

707

818

1,525

NORTH AMERICA REGION
1.22

1.18

1.20

3,553

2,942

6,495

Cripple Creek & Victor J.V.
0.56

0.58

0.57

1,504

1,331

2,835

Jerritt Canyon J.V. - Attributable 70%
8.61

8.57

8.59

2,049

1,611

3,660

SOUTH AMERICA REGION
7.58

7.68

7.63

3,242

3,179

6,421

Morro Velho
6.88

6.48

6.68

1,570

1,435

3,005

Serra Grande - Attributable 50%
8.03

7.74

7.89

743

727

1,470

8.67

10.33

9.47

929

1,017

1,946

AUSTRALIA REGION
2.73

2.35

2.54

4,191

3,615

7,806

Sunrise Dam
3.75

3.07

3.40

3,189

2,638

5,827

Boddington - Attributable 33.33%
-

-

-

(1)

43

42

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
1.46

1.38

1.42

1,003

934

1,937

ANGLOGOLD GROUP
44,369

42,816

87,185

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
26,342

26,005

52,347

VAAL RIVER
Great Noligwa Mine
258

262

260

7,228

7,240

14,468

Kopanang Mine
169

164

167

3,814

3,712

7,526

Tau Lekoa Mine
171

162

167

2,361

2,225

4,586

Surface Operations
445

488

465

810

798

1,608

ERGO
581

636

609

1,998

2,223

4,221

WEST WITS
TauTona Mine
268

284

276

4,584

4,949

9,533

Savuka Mine
154

131

143

2,224

1,826

4,050

Mponeng Mine
190

184

187

3,298

3,032

6,330

Surface Operations
-

-

-

25

-

25

EAST & WEST AFRICA REGION
6,779

6,917

13,696

Navachab
597

653

625

620

671

1,291

Sadiola - Attributable 38%
2,746

2,812

2,780

1,317

1,454

2,771

Morila - Attributable 40%
2,484

2,842

2,650

1,826

1,850

3,676

Geita - Attributable 50%
1,428

1,437

1,433

2,376

2,159

4,535

Yatela - Attributable 40%
1,220

1,608

1,401

640

783

1,423

NORTH AMERICA REGION
3,553

2,942

6,495

Cripple Creek & Victor J.V.
1,572

1,421

1,497

1,504

1,331

2,835

Jerritt Canyon J.V. - Attributable 70%
2,359

1,875

2,119

2,049

1,611

3,660

SOUTH AMERICA REGION
3,289

3,158

6,447

Morro Velho
458

382

418

1,576

1,395

2,971

Serra Grande - Attributable 50%
949

929

939

765

728

1,493

1,668

1,905

1,784

948

1,035

1,983

AUSTRALIA REGION
4,308

3,608

7,916

Sunrise Dam
3,417

2,748

3,078

3,298

2,620

5,918

Boddington - Attributable 33.33%
-

403

214

10

53

63

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
2,085

1,761

1,915

1,000

935

1,935

ANGLOGOLD GROUP
44,271

42,630

86,901

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
51,234

50,471

50,855

57,567

56,640

57,107

VAAL RIVER
Great Noligwa Mine
38,158

37,007

37,584

41,291

40,474

40,883

Kopanang Mine
52,552

50,121

51,357

58,135

56,387

57,276

Tau Lekoa Mine
64,149

63,346

63,761

75,568

75,136

75,359

Surface Operations
42,706

41,114

41,919

45,704

44,031

44,877

ERGO
60,268

58,904

59,550

67,045

64,963

65,948

WEST WITS
TauTona Mine
45,499

44,662

45,064

49,032

47,863

48,424

Savuka Mine
69,422

77,211

72,942

73,208

80,699

76,593

Mponeng Mine
61,937

63,200

62,543

78,767

78,968

78,863

Surface Operations
6,231

-

7,057

6,231

-

7,057

EAST & WEST AFRICA REGION
48,413

47,001

47,687

67,328

67,806

67,553

Navachab
55,127

42,934

48,790

59,276

46,727

52,753

Sadiola - Attributable 38%
48,836

49,523

49,197

74,372

74,601

74,493

Morila - Attributable 40%
36,209

36,992

36,599

62,239

66,345

64,284

Geita - Attributable 50%
56,681

57,593

57,115

71,809

74,433

73,058

Yatela - Attributable 40%
59,690

52,986

56,094

72,073

70,309

71,127

NORTH AMERICA REGION
71,804

94,122

81,914

111,091

133,867

121,408

Cripple Creek & Victor J.V.
64,835

73,681

68,990

112,898

117,112

114,877

Jerritt Canyon J.V. - Attributable 70%
75,078

108,780

89,908

107,928

145,478

124,451

SOUTH AMERICA REGION
43,351

46,313

44,818

68,562

73,383

70,949

Morro Velho
46,922

53,887

50,249

68,311

78,812

73,327

Serra Grande - Attributable 50%
36,456

40,248

38,332

55,348

61,904

58,591

36,641

34,557

35,552

71,469

66,730

68,994

AUSTRALIA REGION
62,458

72,674

67,189

80,891

92,875

86,441

Sunrise Dam
56,392

66,094

60,785

73,485

84,073

78,279

Boddington - Attributable 33.33%
-

52,041

60,372

-

93,763

102,863

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
74,285

83,441

78,699

91,966

105,235

98,362

ANGLOGOLD GROUP
54,177

56,033

55,085

67,645

69,653

68,629

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Operating profit - Rm
Operating profit non-hedge - Rm *
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
348

359

707

433

444

877

Kopanang Mine
117

126

243

161

170

331

Tau Lekoa Mine
28

37

65

56

63

119

Surface Operations
35

37

72

46

46

92

ERGO
44

56

100

67

82

149

WEST WITS
TauTona Mine
183

215

398

234

273

507

Savuka Mine
34

19

53

62

40

102

Mponeng Mine
36

38

74

74

74

148

Surface Operations
2

-

2

2

-

2

EAST & WEST AFRICA REGION
Navachab
28

38

66

28

38

66

Sadiola - Attributable 38%
38

47

85

36

49

85

Morila - Attributable 40%
71

74

145

71

74

145

Geita - Attributable 50%
59

67

126

60

70

130

Yatela - Attributable 40%
20

30

50

20

30

50

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
(7)

11

4

2

11

13

Jerritt Canyon J.V. - Attributable 70%
(7)

(25)

(32)

5

(25)

(20)

SOUTH AMERICA REGION
Morro Velho
64

69

133

71

74

145

Serra Grande - Attributable 50%
41

45

86

44

48

92

Cerro Vanguardia - Attributable 46.25%
40

55

95

39

59

98

AUSTRALIA REGION
Sunrise Dam
93

47

140

131

58

189

Boddington - Attributable 33.33%
1

-

1

1

-

1

Tanami - Attributable 40%
(1)

(2)

(3)

(1)

(2)

(3)

Union Reefs
(2)

(3)

(5)

11

1

12

Other
39

19

58

34

19

53

ANGLOGOLD GROUP TOTAL
1,304

1,359

2,663

1,687

1,696

3,383

* Operating profit including realised
non-hedge derivative gains (losses)

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICA REGION *
 0.243

 0.257

 0.250

850

837

1,687

VAAL RIVER
Great Noligwa Mine
 0.329

 0.340

 0.334

 234

 233

 467

Kopanang Mine
 0.207

 0.214

 0.211

 124

 119

 243

Tau Lekoa Mine
 0.124

 0.136

 0.129

 76

 72

 148

Surface Operations
 0.017

 0.016

 0.017

 26

 26

 52

ERGO
 0.007

 0.008

 0.008

 65

 71

 136

WEST WITS
TauTona Mine
 0.330

 0.351

 0.341

 148

 159

 307

Savuka Mine
 0.236

 0.229

 0.233

 71

 59

 130

Mponeng Mine
 0.236

 0.245

 0.240

 105

 98

 203

Surface Operations
-

-

-

 1

-

 1

EAST & WEST AFRICA REGION
 0.098

 0.107

 0.102

 223

 227

 450

Navachab
 0.050

 0.061

 0.055

 20

 22

 42

Sadiola - Attributable 38%
 0.083

 0.101

 0.091

 44

 50

 94

Morila - Attributable 40%
 0.173

 0.184

 0.178

 60

 59

 119

Geita - Attributable 50%
 0.112

 0.105

 0.109

 77

 69

 146

Yatela - Attributable 40%
 0.071

 0.091

 0.081

 22

 27

 49

NORTH AMERICA REGION
 0.035

 0.034

 0.035

 114

 95

 209

Cripple Creek & Victor J.V.
 0.016

 0.017

 0.017

 48

 43

 91

Jerritt Canyon J.V. - Attributable 70%
 0.251

 0.250

 0.251

 66

 52

 118

SOUTH AMERICA REGION
 0.221

 0.224

 0.223

 104

 102

 206

Morro Velho
 0.201

 0.189

 0.195

 51

 46

 97

Serra Grande - Attributable 50%
 0.234

 0.226

 0.230

 24

 23

 47

 0.253

 0.301

 0.276

 29

 33

 62

AUSTRALIA REGION
 0.080

 0.069

 0.074

 135

 116

 251

Sunrise Dam
 0.109

 0.089

 0.099

 102

 85

 187

Boddington - Attributable 33.33%
-

-

-

 1

 1

 2

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
 0.043

 0.040

 0.041

 32

 30

 62

ANGLOGOLD GROUP
1,426

1,377

2,803

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICA REGION
847

836

1,683

VAAL RIVER
Great Noligwa Mine
8.30

8.42

8.36

232

233

465

Kopanang Mine
5.43

5.28

5.36

123

119

242

Tau Lekoa Mine
5.49

5.22

5.36

75

72

147

Surface Operations
14.32

15.69

14.96

26

26

52

ERGO
18.68

20.46

19.58

65

71

136

WEST WITS
TauTona Mine
8.63

9.12

8.88

147

159

306

Savuka Mine
4.95

4.22

4.59

71

59

130

Mponeng Mine
6.11

5.91

6.01

107

97

204

Surface Operations
-

-

-

1

-

1

EAST & WEST AFRICA REGION
218

222

440

Navachab
19.20

20.98

20.09

19

22

41

Sadiola - Attributable 38%
88.30

90.40

89.39

42

47

89

Morila - Attributable 40%
79.85

91.36

85.20

59

59

118

Geita - Attributable 50%
45.92

46.21

46.06

77

69

146

Yatela - Attributable 40%
39.21

51.69

45.04

21

25

46

NORTH AMERICA REGION
114

95

209

Cripple Creek & Victor J.V.
50.55

45.69

48.14

48

43

91

Jerritt Canyon J.V. - Attributable 70%
75.85

60.29

68.12

66

52

118

SOUTH AMERICA REGION
106

102

208

Morro Velho
14.73

12.27

13.44

51

45

96

Serra Grande - Attributable 50%
30.52

29.87

30.20

24

24

48

53.63

61.24

57.35

31

33

64

AUSTRALIA REGION
138

116

254

Sunrise Dam
109.87

88.35

98.96

106

84

190

Boddington - Attributable 33.33%
-

12.94

6.89

-

2

2

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
67.04

56.63

61.58

32

30

62

ANGLOGOLD GROUP
1,423

1,371

2,794

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
 152

 136

 144

 171

 153

 162

VAAL RIVER
Great Noligwa Mine
 113

 100

 107

 123

 109

 116

Kopanang Mine
 156

 135

 146

 173

 152

 163

Tau Lekoa Mine
 191

 171

 181

 225

 203

 214

Surface Operations
 127

 111

 119

 136

 119

 127

ERGO
 179

 159

 169

 199

 175

 187

WEST WITS
TauTona Mine
 135

 121

 128

 146

 129

 137

Savuka Mine
 207

 209

 208

 218

 218

 218

Mponeng Mine
 184

 171

 178

 234

 213

 224

Surface Operations
 18

-

 21

 18

-

 21

EAST & WEST AFRICA REGION
 144

 127

 135

 200

 183

 192

Navachab
 164

 116

 139

 177

 126

 150

Sadiola - Attributable 38%
 145

 134

 139

 221

 202

 211

Morila - Attributable 40%
 108

 100

 104

 185

 179

 182

Geita - Attributable 50%
 168

 156

 162

 213

 201

 207

Yatela - Attributable 40%
 178

 143

 159

 214

 190

 201

NORTH AMERICA REGION
213

254

232

330

362

345

Cripple Creek & Victor J.V.
 193

 199

 196

 336

 317

 327

Jerritt Canyon J.V. - Attributable 70%
 223

 294

 254

 321

 393

 353

SOUTH AMERICA REGION
129

125

127

204

198

201

Morro Velho
 139

 146

 142

 203

 213

 208

Serra Grande - Attributable 50%
 108

 109

 109

 164

 167

 166

 109

 93

 101

 212

 180

 196

AUSTRALIA REGION
186

196

191

241

251

246

Sunrise Dam
 168

 179

 173

 219

 227

 223

Boddington - Attributable 33.33%
-

 140

 164

-

 252

 278

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
 222

 225

 223

 274

 284

 279

ANGLOGOLD GROUP
161

151

156

201

188

195

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Operating profit - $m
Operating profit non-hedge - $m *
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
34

31

65

42

38

80

Kopanang Mine
11

11

22

15

15

30

Tau Lekoa Mine
4

3

7

6

5

11

Surface Operations
4

3

7

4

4

8

ERGO
4

5

9

7

7

14

WEST WITS
TauTona Mine
18

19

37

22

24

46

Savuka Mine
3

2

5

5

4

9

Mponeng Mine
4

3

7

7

6

13

Surface Operations
-

-

-

-

-

-

EAST & WEST AFRICA REGION
Navachab
3

3

6

3

3

6

Sadiola - Attributable 38%
4

4

8

4

4

8

Morila - Attributable 40%
7

6

13

7

6

13

Geita - Attributable 50%
6

6

12

6

6

12

Yatela - Attributable 40%
2

3

5

2

3

5

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
(1)

1

-

-

1

1

Jerritt Canyon J.V. - Attributable 70%
(1)

(2)

(3)

-

(2)

(2)

SOUTH AMERICA REGION
Morro Velho
6

6

12

7

6

13

Serra Grande - Attributable 50%
4

4

8

4

4

8

Cerro Vanguardia - Attributable 46.25%
4

5

9

4

5

9

AUSTRALIA REGION
Sunrise Dam
9

4

13

13

5

18

Boddington - Attributable 33.33%
-

-

-

-

-

-

Tanami - Attributable 40%
-

-

-

-

-

-

Union Reefs
(1)

-

(1)

1

-

1

Other
-

1

1

3

3

6

ANGLOGOLD GROUP TOTAL
124

118

242

162

147

309

* Operating profit including realised
non-hedge derivative gains (losses)

SHAFT SINKING
Quarter
Quarter
Six months
ended
ended
ended
June
March
June
2002
2002
2002
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
21

48

69

Depth to date (below collar)
3,112

3,091

3,112

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
-

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
68

159

227

Depth to date (below collar)
10,210

10,142

10,210

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
-

89

89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 2002
Statistics are shown in metric units
Advance
Sampled
metres            metres        channel
gold
uranium
width               g/t
cm.g/t              kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5,158

588

115.30

23.36

2,693

1.20

138.37

"C" reef
51

-

-

-

-

-

-

Kopanang Mine
Vaal reef
9,188

980

14.00

144.00

2,016

7.17

100.33

"C" reef
61

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
4,011

188

113.40

9.92

1,125

0.15

17.48

Moab Khotsong Mine
Vaal reef
1,476

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
29

-

-

-

-

-

-

Carbon Leader reef
4,515

92

23.40

315.73

7,388

2.69

62.91

Savuka Mine
Ventersdorp Contact reef
795

-

-

-

-

-

-

Carbon Leader reef
1,121

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
6,221

578

91.10

22.93

2,089

-

-

Statistics are shown in imperial units
Advance
Sampled
feet         feet
channel
gold
uranium
width             oz/t
ft.oz/t               lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
16,923

1,929

45.39

0.68

2.58

2.40

9.08

"C" reef
168

-

-

-

-

-

-

Kopanang Mine
Vaal reef
30,144

3,215

5.51

4.20

1.93

14.34

6.59

"C" reef
199

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
13,160

617

44.65

0.29

1.08

0.30

1.12

Moab Khotsong Mine
Vaal reef
4,842

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
94

-

-

-

-

-

-

Carbon Leader reef
14,812

302

9.21

9.21

7.07

5.38

4.13

Savuka Mine
Ventersdorp Contact reef
2,607

-

-

-

-

-

-

Carbon Leader reef
3,677

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
20,410

1,896

35.87

0.67

2.00

-

-

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
107

102

209

1,155

1,098

2,253

Milled - 000
- tonnes / - tons
- reef
645

622

1,267

711

686

1,397

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
645

622

1,267

711

686

1,397

Yield
- g/t
/ - oz/t
- reef
11.29

11.65

11.46

0.329

0.340

0.334

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.29

11.65

11.46

0.329

0.340

0.334

Gold produced
- kg
/ - oz 000
- reef
7,280

7,245

14,525

234

233

467

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
7,280

7,245

14,525

234

233

467

Gold sold
- kg
/ - oz 000  - total
7,228

7,240

14,468

232

233

465

Price received
- R/kg
/ - $/oz
- sold
100,605

101,410

101,005

299

274

287

Total cash costs
- R
/ - $
- ton milled
431

431

431

37

34

36

- R/kg
/ - $/oz
- produced
38,158

37,007

37,584

113

100

107

Total production costs - R/kg
/ - $/oz
- produced
41,291

40,474

40,883

123

109

116

PRODUCTIVITY
per employee
- g
/ - oz
- target
 278

 254

 266

8.95

8.16

8.55

- actual
 258

 262

 260

8.30

8.42

8.36

per employee
- m2
/ - ft2
- target
3.85

3.44

3.64

41.45

37.04

39.23

- actual
3.81

3.69

3.75

40.97

39.72

40.35

FINANCIAL RESULTS (MILLION)
Gold income
643

649

1,292

62

56

118

Cost of sales
295

290

585

28

25

53

Cash operating costs
274

266

540

26

23

49

Other cash costs
4

2

6

1

-

1

Total cash costs
278

268

546

27

23

50

Retrenchment costs
2

2

4

-

-

-

Rehabilitation and other non-cash costs
5

2

7

1

-

1

Production costs
285

272

557

28

23

51

Amortisation of mining assets
16

21

37

1

2

3

Inventory change
(6)

(3)

(9)

(1)

-

(1)

Operating profit
348

359

707

34

31

65

Realised non-hedge derivative gains (losses)
85

85

170

8

7

15

Operating profit including realised non-hedge derivatives
433

444

877

42

38

80

Capital expenditure
11

5

16

2

-

2

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
118

101

219

1,270

1,084

2,354

Milled - 000
- tonnes / - tons
- reef
540

506

1,046

596

557

1,153

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
540

506

1,046

596

557

1,153

Yield
- g/t
/ - oz/t
- reef
7.11

7.35

7.23

0.207

0.214

0.211

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.11

7.35

7.23

0.207

0.214

0.211

Gold produced
- kg
/ - oz 000
- reef
3,842

3,715

7,557

124

119

243

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,842

3,715

7,557

124

119

243

Gold sold
- kg
/ - oz 000  - total
3,814

3,712

7,526

123

119

242

Price received
- R/kg
/ - $/oz
- sold
100,581

101,896

101,230

299

276

287

Total cash costs
- R
/ - $
- ton milled
374

368

371

32

29

31

- R/kg
/ - $/oz
- produced
52,552

50,121

51,357

156

135

146

Total production costs - R/kg
/ - $/oz
- produced
58,135

56,387

57,276

173

152

163

PRODUCTIVITY
per employee
- g
/ - oz
- target
 174

 173

 174

5.60

5.57

5.58

- actual
 169

 164

 167

5.43

5.28

5.36

per employee
- m2
/ - ft2
- target
4.82

4.85

4.84

51.93

52.21

52.07

- actual
5.19

4.45

4.82

55.87

47.93

51.92

FINANCIAL RESULTS (MILLION)
Gold income
339

335

674

32

29

61

Cost of sales
222

209

431

21

18

39

Cash operating costs
200

184

384

19

16

35

Other cash costs
2

2

4

-

-

-

Total cash costs
202

186

388

19

16

35

Retrenchment costs
2

3

5

-

-

-

Rehabilitation and other non-cash costs
4

3

7

1

-

1

Production costs
208

192

400

20

16

36

Amortisation of mining assets
15

18

33

1

2

3

Inventory change
(1)

(1)

(2)

-

-

-

Operating profit
117

126

243

11

11

22

Realised non-hedge derivative gains (losses)
44

44

88

4

4

8

Operating profit including realised non-hedge derivatives
161

170

331

15

15

30

Capital expenditure
24

13

37

2

1

3

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
105

92

197

1,134

987

2,121

Milled - 000
- tonnes / - tons
- reef
560

479

1,039

617

528

1,145

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
560

479

1,039

617

528

1,145

Yield
- g/t
/ - oz/t
- reef
4.25

4.65

4.43

0.124

0.136

0.129

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
4.25

4.65

4.43

0.124

0.136

0.129

Gold produced
- kg
/ - oz 000
- reef
2,379

2,226

4,605

76

72

148

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
2,379

2,226

4,605

76

72

148

Gold sold
- kg
/ - oz 000  - total
2,361

2,225

4,586

75

72

147

Price received
- R/kg
/ - $/oz
- sold
100,622

102,474

101,520

300

277

289

Total cash costs
- R
/ - $
- ton milled
272

295

283

24

23

23

- R/kg
/ - $/oz
- produced
64,149

63,346

63,761

191

171

181

Total production costs - R/kg
/ - $/oz
- produced
75,568

75,136

75,359

225

203

214

PRODUCTIVITY
per employee
- g
/ - oz
- target
 189

 175

 182

6.09

5.63

5.86

- actual
 171

 162

 167

5.49

5.22

5.36

per employee
- m2
/ - ft2
- target
7.96

7.25

7.60

85.71

77.99

81.85

- actual
7.56

6.69

7.13

81.39

71.96

76.72

FINANCIAL RESULTS (MILLION)
Gold income
210

202

412

21

17

38

Cost of sales
182

165

347

17

14

31

Cash operating costs
151

140

291

15

12

27

Other cash costs
2

1

3

-

-

-

Total cash costs
153

141

294

15

12

27

Retrenchment costs
2

2

4

-

-

-

Rehabilitation and other non-cash costs
3

2

5

-

-

-

Production costs
158

145

303

15

12

27

Amortisation of mining assets
22

22

44

2

2

4

Inventory change
2

(2)

-

-

-

-

Operating profit
28

37

65

4

3

7

Realised non-hedge derivative gains (losses)
28

26

54

2

2

4

Operating profit including realised non-hedge derivatives
56

63

119

6

5

11

Capital expenditure
3

1

4

-

-

-

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,435

1,416

2,851

1,582

1,561

3,143

 - total
1,435

1,416

2,851

1,582

1,561

3,143

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.57

0.56

0.57

0.017

0.016

0.017

 - average
0.57

0.56

0.57

0.017

0.016

0.017

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
816

798

1,614

26

26

52

 - total
816

798

1,614

26

26

52

Gold sold
- kg
/ - oz 000  - total
810

798

1,608

26

26

52

Price received
- R/kg
/ - $/oz
- sold
100,668

102,096

101,379

299

275

288

Total cash costs *
- R
/ - $
- ton milled
24

23

24

2

2

2

- R/kg
/ - $/oz
- produced
42,706

41,114

41,919

127

111

119

Total production costs - R/kg
/ - $/oz
- produced
45,704

44,031

44,877

136

119

127

PRODUCTIVITY
per employee
- g
/ - oz
- target
 418

 412

 415

13.44

13.25

13.34

- actual
 445

 488

 465

14.32

15.69

14.96

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
72

72

144

7

6

13

Cost of sales
37

35

72

3

3

6

Cash operating costs
35

33

68

3

3

6

Other cash costs
-

-

-

-

-

-

Total cash costs
35

33

68

3

3

6

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
3

2

5

-

-

-

Production costs
38

35

73

3

3

6

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
(1)

-

(1)

-

-

-

Operating profit
35

37

72

4

3

7

Realised non-hedge derivative gains (losses)
11

9

20

-

1

1

Operating profit including realised non-hedge derivatives
46

46

92

4

4

8

Capital expenditure
102

94

196

10

8

18

* Excludes reclamation from rehabilitation

SOUTH AFRICA REGION
ERGO
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes / - tons
- 000
8,156

8,205

16,361

8,991

9,044

18,035

Yield
- g/t
/ - oz/t
0.24

0.27

0.26

0.007

0.008

0.008

Gold produced
- kg
/ - oz 000
1,997

2,223

4,220

65

71

136

Gold sold
- kg
/ - oz 000
1,998

2,223

4,221

65

71

136

Price received
- R/kg
/ - $/oz
- sold
100,644

102,912

101,839

299

278

288

Total cash costs
- R
/ - $
- ton treated
15

16

15

1

1

1

- R/kg
/ - $/oz
- produced
60,268

58,904

59,550

179

159

169

Total production costs
- R/kg
/ - $/oz
- produced
67,045

64,963

65,948

199

175

187

PRODUCTIVITY
per employee
- g
/ - oz
- target
 536

 535

 536

17.23

17.21

17.22

- actual
 581

 636

 609

18.68

20.46

19.58

FINANCIAL RESULTS (MILLION)
Gold income
178

203

381

17

18

35

Cost of sales
134

147

281

13

13

26

Cash operating costs
119

130

249

11

12

23

Other cash costs
1

1

2

-

-

-

Total cash costs
120

131

251

11

12

23

Retrenchment costs
1

1

2

-

-

-

Rehabilitation and other non-cash costs
8

9

17

1

1

2

Production costs
129

141

270

12

13

25

Amortisation of mining assets
4

4

8

1

-

1

Inventory change
1

2

3

-

-

-

Operating profit
44

56

100

4

5

9

Realised non-hedge derivative gains (losses)
23

26

49

3

2

5

Operating profit including realised non-hedge derivatives
67

82

149

7

7

14

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
73

72

145

786

773

1,559

Milled - 000
- tonnes / - tons
- reef
404

412

816

445

455

900

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
404

412

816

445

455

900

Yield
- g/t
/ - oz/t
- reef
11.32

12.03

11.68

0.330

0.351

0.341

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.32

12.03

11.68

0.330

0.351

0.341

Gold produced
- kg
/ - oz 000
- reef
4,574

4,960

9,534

148

159

307

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
4,574

4,960

9,534

148

159

307

Gold sold
- kg
/ - oz 000 - total
4,584

4,949

9,533

147

159

306

Price received
- R/kg
/ - $/oz
- sold
100,772

102,207

101,517

299

276

287

Total cash costs
- R
/ - $
- ton milled
515

537

526

45

42

44

- R/kg
/ - $/oz
- produced
45,499

44,662

45,064

135

121

128

Total production costs - R/kg
/ - $/oz
- produced
49,032

47,863

48,424

146

129

137

PRODUCTIVITY
per employee
- g
/ - oz
- target
 283

 272

 277

9.09

8.76

8.92

- actual
 268

 284

 276

8.63

9.12

8.88

per employee
- m2
/ - ft2
- target
4.40

4.23

4.32

47.36

45.57

46.46

- actual
4.29

4.11

4.20

46.15

44.21

45.17

FINANCIAL RESULTS (MILLION)
Gold income
411

448

859

39

39

78

Cost of sales
228

233

461

21

20

41

Cash operating costs
206

220

426

20

19

39

Other cash costs
2

2

4

-

-

-

Total cash costs
208

222

430

20

19

39

Retrenchment costs
2

4

6

-

-

-

Rehabilitation and other non-cash costs
2

-

2

-

-

-

Production costs
212

226

438

20

19

39

Amortisation of mining assets
12

12

24

1

1

2

Inventory change
4

(5)

(1)

-

-

-

Operating profit
183

215

398

18

19

37

Realised non-hedge derivative gains (losses)
51

58

109

4

5

9

Operating profit including realised non-hedge derivatives
234

273

507

22

24

46

Capital expenditure
20

11

31

2

1

3

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
53

43

96

568

465

1,033

Milled - 000
- tonnes / - tons
- reef
275

233

508

303

257

560

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
275

233

508

303

257

560

Yield
- g/t
/ - oz/t
- reef
8.09

7.84

7.98

0.236

0.229

0.233

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.09

7.84

7.98

0.236

0.229

0.233

Gold produced
- kg
/ - oz 000
- reef
2,219

1,830

4,049

71

59

130

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
2,219

1,830

4,049

71

59

130

Gold sold
- kg
/ - oz 000 - total
2,224

1,826

4,050

71

59

130

Price received
- R/kg
/ - $/oz
- sold
100,618

102,196

101,329

299

276

289

Total cash costs
- R
/ - $
- ton milled
562

605

582

49

48

48

- R/kg
/ - $/oz
- produced
69,422

77,211

72,942

207

209

208

Total production costs - R/kg
/ - $/oz
- produced
73,208

80,699

76,593

218

218

218

PRODUCTIVITY
per employee
- g
/ - oz
- target
 139

 119

 129

4.46

3.84

4.15

- actual
 154

 131

 143

4.95

4.22

4.59

per employee
- m2
/ - ft2
- target
4.38

3.74

4.06

47.17

40.23

43.70

- actual
3.66

3.10

3.38

39.41

33.35

36.43

FINANCIAL RESULTS (MILLION)
Gold income
198

165

363

19

14

33

Cost of sales
164

146

310

16

12

28

Cash operating costs
153

140

293

15

12

27

Other cash costs
2

1

3

-

-

-

Total cash costs
155

141

296

15

12

27

Retrenchment costs
1

1

2

-

-

-

Rehabilitation and other non-cash costs
1

-

1

-

-

-

Production costs
157

142

299

15

12

27

Amortisation of mining assets
7

5

12

1

-

1

Inventory change
-

(1)

(1)

-

-

-

Operating profit
34

19

53

3

2

5

Realised non-hedge derivative gains (losses)
28

21

49

2

2

4

Operating profit including realised non-hedge derivatives
62

40

102

5

4

9

Capital expenditure
12

5

17

2

-

2

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
72

64

136

782

684

1,466

Milled - 000
- tonnes / - tons
- reef
406

362

768

448

399

847

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
406

362

768

448

399

847

Yield
- g/t
/ - oz/t
- reef
8.10

8.40

8.24

0.236

0.245

0.240

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.10

8.40

8.24

0.236

0.245

0.240

Gold produced
- kg
/ - oz 000
- reef
3,290

3,039

6,329

105

98

203

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,290

3,039

6,329

105

98

203

Gold sold
- kg
/ - oz 000 - total
3,298

3,032

6,330

107

97

204

Price received
- R/kg
/ - $/oz
- sold
100,652

102,049

101,321

299

276

288

Total cash costs
- R
/ - $
- ton milled
501

531

515

43

42

43

- R/kg
/ - $/oz
- produced
61,937

63,200

62,543

184

171

178

Total production costs - R/kg
/ - $/oz
- produced
78,767

78,968

78,863

234

213

224

PRODUCTIVITY
per employee
- g
/ - oz
- target
 179

 199

 189

5.76

6.39

6.07

- actual
 190

 184

 187

6.11

5.91

6.01

per employee
- m2
/ - ft2
- target
4.39

4.32

4.35

47.20

46.48

46.84

- actual
4.19

3.85

4.02

45.10

41.42

43.30

FINANCIAL RESULTS (MILLION)
Gold income
294

274

568

28

24

52

Cost of sales
258

236

494

24

21

45

Cash operating costs
201

191

392

19

17

36

Other cash costs
2

1

3

-

-

-

Total cash costs
203

192

395

19

17

36

Retrenchment costs
2

1

3

-

-

-

Rehabilitation and other non-cash costs
1

1

2

-

-

-

Production costs
206

194

400

19

17

36

Amortisation of mining assets
53

46

99

5

4

9

Inventory change
(1)

(4)

(5)

-

-

-

Operating profit
36

38

74

4

3

7

Realised non-hedge derivative gains (losses)
38

36

74

3

3

6

Operating profit including realised non-hedge derivatives
74

74

148

7

6

13

Capital expenditure
70

56

126

7

5

12

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
25

-

25

1

-

1

 - total
25

-

25

1

-

1

Gold sold
- kg
/ - oz 000 - total
25

-

25

1

-

1

Price received
- R/kg
/ - $/oz
- sold
97,874

-

97,874

299

-

299

Total cash costs*
- R
/ - $
- ton milled
-

-

-

-

-

-

- R/kg
/ - $/oz
- produced
6,231

-

7,057

18

-

21

Total production costs - R/kg
/ - $/oz
- produced
6,231

-

7,057

18

-

21

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
2

-

2

-

-

-

Cost of sales
-

-

-

-

-

-

Cash operating costs
-

-

-

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

-

-

-

-

-

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

-

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
2

-

2

-

-

-

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
2

-

2

-

-

-

Capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,026

697

1,723

1,131

768

1,899

Volume mined - 000
- bcm
/ - bcy
367

253

620

479

332

811

Stripping ratio
- t (mined - treated) / t treated
1.82

1.16

1.51

1.82

1.16

1.51

Treated - 000
- tonnes / - tons
363

323

686

400

356

756

Yield
- g/t
/ - oz/t
1.71

2.08

1.88

0.050

0.061

0.055

Gold produced
- kg
/ - oz 000
620

671

1,291

20

22

42

Gold sold
- kg
/ - oz 000
620

671

1,291

19

22

41

Price received
- R/kg
/ - $/oz
- sold
102,307

103,753

103,058

307

280

293

Total cash costs
- R/kg
/ - $/oz
- produced
55,127

42,934

48,790

164

116

139

Total production costs - R/kg
/ - $/oz
- produced
59,276

46,727

52,753

177

126

150

PRODUCTIVITY
per employee
- g
/ - oz
- target
 570

 539

 554

18.31

17.32

17.81

- actual
 597

 653

 625

19.20

20.98

20.09

FINANCIAL RESULTS (MILLION)
Gold income
63

70

133

6

6

12

Cost of sales
35

32

67

3

3

6

Cash operating costs
34

28

62

3

3

6

Other cash costs
1

-

1

-

-

-

Total cash costs
35

28

63

3

3

6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
35

28

63

3

3

6

Amortisation of mining assets
3

2

5

-

-

-

Inventory change
(3)

2

(1)

-

-

-

Operating profit
28

38

66

3

3

6

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
28

38

66

3

3

6

Capital expenditure
1

4

5

-

-

-

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,544

1,477

3,021

1,702

1,628

3,330

Volume mined - 000
- bcm
/ - bcy
816

791

1,607

1,068

1,034

2,102

Stripping ratio
- t (mined - treated) / t treated
2.16

2.29

2.22

2.16

2.29

2.22

Treated - 000
- tonnes / - tons
489

448

937

539

494

1,033

Yield
- g/t
/ - oz/t
2.85

3.45

3.14

0.083

0.101

0.091

Gold produced
- kg
/ - oz 000
1,393

1,546

2,939

44

50

94

Gold sold
- kg
/ - oz 000
1,317

1,454

2,771

42

47

89

Price received
- R/kg
/ - $/oz
- sold
101,198

109,968

105,813

299

297

298

Total cash costs
- R/kg
/ - $/oz
- produced
48,836

49,523

49,197

145

134

139

Total production costs - R/kg
/ - $/oz
- produced
74,372

74,601

74,493

221

202

211

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 279

2 548

2 414

73.27

81.93

77.60

- actual
2 746

2 812

2 780

88.30

90.40

89.39

FINANCIAL RESULTS (MILLION)
Gold income
136

158

294

13

14

27

Cost of sales
98

111

209

9

10

19

Cash operating costs
58

66

124

5

6

11

Other cash costs
10

11

21

1

1

2

Total cash costs
68

77

145

6

7

13

Rehabilitation and other non-cash costs
1

1

2

-

-

-

Production costs
69

78

147

6

7

13

Amortisation of mining assets
34

38

72

4

3

7

Inventory change
(5)

(5)

(10)

(1)

-

(1)

Operating profit
38

47

85

4

4

8

Realised non-hedge derivative gains (losses)
(2)

2

-

-

-

-

Operating profit including realised non-hedge derivatives
36

49

85

4

4

8

Capital expenditure
16

29

45

1

3

4

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
2,599

3,262

5,861

2,866

3,595

6,461

Volume mined - 000
- bcm
/ - bcy
1,068

1,305

2,373

1,396

1,707

3,103

Stripping ratio
- t (mined - treated) / t treated
7.25

10.13

8.64

7.25

10.13

8.64

Treated - 000
- tonnes / - tons
315

293

608

347

323

670

Yield
- g/t
/ - oz/t
5.92

6.31

6.11

0.173

0.184

0.178

Gold produced
- kg
/ - oz 000
1,865

1,850

3,715

60

59

119

Gold sold
- kg
/ - oz 000
1,826

1,850

3,676

59

59

118

Price received
- R/kg
/ - $/oz
- sold
101,662

108,056

104,879

304

292

298

Total cash costs
- R/kg
/ - $/oz
- produced
36,209

36,992

36,599

108

100

104

Total production costs - R/kg
/ - $/oz
- produced
62,239

66,345

64,284

185

179

182

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 839

2 725

2 782

91.27

87.62

89.45

- actual
2 484

2 842

2 650

79.85

91.36

85.20

FINANCIAL RESULTS (MILLION)
Gold income
186

200

386

18

17

35

Cost of sales
115

126

241

11

11

22

Cash operating costs
54

55

109

5

5

10

Other cash costs
13

14

27

2

1

3

Total cash costs
67

69

136

7

6

13

Rehabilitation and other non-cash costs
1

1

2

-

-

-

Production costs
68

70

138

7

6

13

Amortisation of mining assets
48

53

101

4

5

9

Inventory change
(1)

3

2

-

-

-

Operating profit
71

74

145

7

6

13

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
71

74

145

7

6

13

Capital expenditure
9

3

12

1

-

1

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
5,666

3,371

9,037

6,245

3,716

9,961

Volume mined - 000
- bcm
/ - bcy
2,356

1,440

3,796

3,082

1,884

4,966

Stripping ratio
- t (mined - treated) / t treated
8.13

4.63

6.41

8.13

4.63

6.41

Treated - 000
- tonnes / - tons
620

599

1,219

684

660

1,344

Yield
- g/t
/ - oz/t
3.83

3.60

3.72

0.112

0.105

0.109

Gold produced
- kg
/ - oz 000
2,376

2,159

4,535

77

69

146

Gold sold
- kg
/ - oz 000
2,376

2,159

4,535

77

69

146

Price received
- R/kg
/ - $/oz
- sold
96,965

106,753

101,617

289

288

289

Total cash costs
- R/kg
/ - $/oz
- produced
56,681

57,593

57,115

168

156

162

Total production costs - R/kg
/ - $/oz
- produced
71,809

74,433

73,058

213

201

207

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 657

1 530

1 593

53.26

49.18

51.22

- actual
1 428

1 437

1 433

45.92

46.21

46.06

FINANCIAL RESULTS (MILLION)
Gold income
228

228

456

22

20

42

Cost of sales
169

161

330

16

14

30

Cash operating costs
125

116

241

12

10

22

Other cash costs
10

8

18

1

1

2

Total cash costs
135

124

259

13

11

24

Rehabilitation and other non-cash costs
1

2

3

-

-

-

Production costs
136

126

262

13

11

24

Amortisation of mining assets
34

35

69

3

3

6

Inventory change
(1)

-

(1)

-

-

-

Operating profit
59

67

126

6

6

12

Realised non-hedge derivative gains (losses)
1

3

4

-

-

-

Operating profit including realised non-hedge derivatives
60

70

130

6

6

12

Capital expenditure
30

16

46

3

1

4

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,563

1,655

3,218

1,723

1,824

3,547

Volume mined - 000
- bcm
/ - bcy
770

814

1,584

1,008

1,064

2,072

Stripping ratio
- t (mined - treated) / t treated
4.39

5.30

4.82

4.39

5.30

4.82

Treated - 000
- tonnes / - tons
290

263

553

319

290

609

Yield
- g/t
/ - oz/t
2.44

3.11

2.76

0.071

0.091

0.081

Gold produced
- kg
/ - oz 000
707

818

1,525

22

27

49

Gold sold
- kg
/ - oz 000
640

783

1,423

21

25

46

Price received
- R/kg
/ - $/oz
- sold
105,600

107,075

106,412

313

290

300

Total cash costs
- R/kg
/ - $/oz
- produced
59,690

52,986

56,094

178

143

159

Total production costs - R/kg
/ - $/oz
- produced
72,073

70,309

71,127

214

190

201

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 511

1 344

1 428

48.58

43.21

45.90

- actual
1 220

1 608

1 401

39.21

51.69

45.04

FINANCIAL RESULTS (MILLION)
Gold income
67

84

151

6

8

14

Cost of sales
47

54

101

4

5

9

Cash operating costs
38

37

75

4

3

7

Other cash costs
5

6

11

-

1

1

Total cash costs
43

43

86

4

4

8

Rehabilitation and other non-cash costs
1

1

2

-

-

-

Production costs
44

44

88

4

4

8

Amortisation of mining assets
8

13

21

1

1

2

Inventory change
(5)

(3)

(8)

(1)

-

(1)

Operating profit
20

30

50

2

3

5

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
20

30

50

2

3

5

Capital expenditure
8

11

19

1

1

2

NORTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
12,228

10,840

23,068

13,479

11,949

25,428

Stripping ratio
- t (mined - treated) / t treated
3.55

3.70

3.62

3.55

3.70

3.62

Treated - 000
- tonnes / - tons
2,685

2,307

4,992

2,960

2,543

5,503

Gold in ore
- kg
/ - oz 000
5,334

3,714

9,048

172

119

291

Yield
- g/t
/ - oz/t
0.56

0.58

0.57

0.016

0.017

0.017

Gold produced
- kg
/ - oz 000
1,504

1,331

2,835

48

43

91

Total
Yield
- g/t
/ - oz/t
0.56

0.58

0.57

0.016

0.017

0.017

Gold produced
- kg
/ - oz 000
1,504

1,331

2,835

48

43

91

Gold sold
- kg
/ - oz 000
1,504

1,331

2,835

48

43

91

Price received
- R/kg
/ - $/oz
- sold
114,624

125,304

119,640

342

339

340

Total cash costs
- R/kg
/ - $/oz
- produced
64,835

73,681

68,990

193

199

196

Total production costs - R/kg
/ - $/oz
- produced
112,898

117,112

114,877

336

317

327

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,024

1,786

1,906

65.09

57.42

61.27

- actual
1,572

1,421

1,497

50.55

45.69

48.14

FINANCIAL RESULTS (MILLION)
Gold income
163

167

330

15

15

30

Cost of sales
170

156

326

16

14

30

Cash operating costs
153

165

318

15

14

29

Other cash costs
-

-

-

-

-

-

Total cash costs
153

165

318

15

14

29

Rehabilitation and other non-cash costs
(37)

(26)

(63)

(4)

(2)

(6)

Production costs
116

139

255

11

12

23

Amortisation of mining assets
109

84

193

10

8

18

Inventory change
(55)

(67)

(122)

(5)

(6)

(11)

Operating profit
(7)

11

4

(1)

1

-

Realised non-hedge derivative gains (losses)
9

-

9

1

-

1

Operating profit including realised non-hedge derivatives
2

11

13

-

1

1

Capital expenditure
238

226

464

23

20

43

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory change

NORTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
240

213

453

265

235

500

Treated - 000
- tonnes / - tons
238

188

426

263

207

470

Gold in ore
- kg
/ - oz 000
2,137

1,734

3,871

68

56

124

Yield
- g/t
/ - oz/t
8.61

8.57

8.59

0.251

0.250

0.251

Gold produced
- kg
/ - oz 000
2,049

1,611

3,660

66

52

118

Open-pit Operations
Mined
- tonnes / - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated
- tonnes / - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.61

8.57

8.59

0.251

0.250

0.251

Gold produced
- kg
/ - oz 000
2,049

1,611

3,660

66

52

118

Gold sold
- kg
/ - oz 000
2,049

1,611

3,660

66

52

118

Price received
- R/kg
/ - $/oz
- sold
114,433

125,612

119,192

342

339

340

Total cash costs
- R/kg
/ - $/oz
- produced
75,078

108,780

89,908

223

294

254

Total production costs - R/kg
/ - $/oz
- produced
107,928

145,478

124,451

321

393

353

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,295

2,468

2,381

73.78

79.33

76.56

- actual
2,359

1,875

2,119

75.85

60.29

68.12

FINANCIAL RESULTS (MILLION)
Gold income
222

202

424

21

18

39

Cost of sales
229

227

456

22

20

42

Cash operating costs
154

175

329

15

15

30

Other cash costs
-

-

-

-

-

-

Total cash costs
154

175

329

15

15

30

Rehabilitation and other non-cash costs
3

5

8

-

1

1

Production costs
157

180

337

15

16

31

Amortisation of mining assets
63

55

118

6

5

11

Inventory change
9

(8)

1

1

(1)

-

Operating profit
(7)

(25)

(32)

(1)

(2)

(3)

Realised non-hedge derivative gains (losses)
12

-

12

1

-

1

Operating profit including realised non-hedge derivatives
5

(25)

(20)

-

(2)

(2)

Capital expenditure
18

30

48

1

3

4

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
212

193

405

234

212

446

Treated - 000
- tonnes / - tons
212

191

403

233

212

445

Gold in ore
- kg
/ - oz 000
1,652

1,432

3,084

53

46

99

Yield
- g/t
/ - oz/t
7.08

6.94

7.01

0.206

0.202

0.204

Gold produced
- kg
/ - oz 000
1,496

1,334

2,830

48

43

91

Open-pit Operations
Mined - 000
- tonnes / - tons
269

549

818

296

605

901

Stripping ratio
- t (mined - treated) / t treated
14.95

17.86

16.79

14.95

17.86

16.79

Treated - 000
- tonnes / - tons
17

29

46

19

32

51

Gold in ore
- kg
/ - oz 000
93

107

200

3

3

6

Yield
- g/t
/ - oz/t
4.37

3.48

3.81

0.128

0.101

0.111

Gold produced
- kg
/ - oz 000
74

101

175

3

3

6

Total
Yield
- g/t
/ - oz/t
6.88

6.48

6.68

0.201

0.189

0.195

Gold produced
- kg
/ - oz 000
1,570

1,435

3,005

51

46

97

Gold sold
- kg
/ - oz 000
1,576

1,395

2,971

51

45

96

Price received
- R/kg
/ - $/oz
- sold
113,417

129,283

120,677

338

349

343

Total cash costs
- R/kg
/ - $/oz
- produced
46,922

53,887

50,249

139

146

142

Total production costs - R/kg
/ - $/oz
- produced
68,311

78,812

73,327

203

213

208

PRODUCTIVITY
per employee
- g
/ - oz
- target
407

345

374

13.08

11.10

12.03

- actual
458

382

418

14.73

12.27

13.44

FINANCIAL RESULTS (MILLION)
Gold income
172

175

347

16

15

31

Cost of sales
108

106

214

10

9

19

Cash operating costs
72

76

148

7

7

14

Other cash costs
2

1

3

-

-

-

Total cash costs
74

77

151

7

7

14

Rehabilitation and other non-cash costs
1

2

3

-

-

-

Production costs
75

79

154

7

7

14

Amortisation of mining assets
32

34

66

3

3

6

Inventory change
1

(7)

(6)

-

(1)

(1)

Operating profit
64

69

133

6

6

12

Realised non-hedge derivative gains (losses)
7

5

12

1

-

1

Operating profit including realised non-hedge derivatives
71

74

145

7

6

13

Capital expenditure
56

34

90

5

3

8

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
91

91

182

100

100

200

Treated - 000
- tonnes / - tons
92

94

186

102

103

205

Gold in ore
- kg
/ - oz 000
758

764

1,522

24

25

49

Yield
- g/t
/ - oz/t
8.03

7.74

7.89

0.234

0.226

0.230

Gold produced
- kg
/ - oz 000
743

727

1,470

24

23

47

Open-pit Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.03

7.74

7.89

0.234

0.226

0.230

Gold produced
- kg
/ - oz 000
743

727

1,470

24

23

47

Gold sold
- kg
/ - oz 000
765

728

1,493

24

24

48

Price received
- R/kg
/ - $/oz
- sold
112,870

129,238

121,158

336

349

344

Total cash costs
- R/kg
/ - $/oz
- produced
36,456

40,248

38,332

108

109

109

Total production costs - R/kg
/ - $/oz
- produced
55,348

61,904

58,591

164

167

166

PRODUCTIVITY
per employee
- g
/ - oz
- target
895

885

890

28.76

28.44

28.60

- actual
949

929

939

30.52

29.87

30.20

FINANCIAL RESULTS (MILLION)
Gold income
83

91

174

8

8

16

Cost of sales
42

46

88

4

4

8

Cash operating costs
25

28

53

2

3

5

Other cash costs
1

2

3

-

-

-

Total cash costs
26

30

56

2

3

5

Rehabilitation and other non-cash costs
1

-

1

-

-

-

Production costs
27

30

57

2

3

5

Amortisation of mining assets
14

15

29

2

1

3

Inventory change
1

1

2

-

-

-

Operating profit
41

45

86

4

4

8

Realised non-hedge derivative gains (losses)
3

3

6

-

-

-

Operating profit including realised non-hedge derivatives
44

48

92

4

4

8

Capital expenditure
13

10

23

1

1

2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
1,530

1,551

3,081

1,688

1,709

3,397

Stripping ratio
- t (mined - treated) / t treated
13.28

14.77

13.99

13.28

14.77

13.99

Treated - 000
- tonnes / - tons
108

98

206

119

108

227

Gold in ore
- kg
/ - oz 000
968

1,055

2,023

31

34

65

Yield
- g/t
/ - oz/t
8.67

10.33

9.47

0.253

0.301

0.276

Gold produced
- kg
/ - oz 000
929

1,017

1,946

30

33

63

Total
Yield
- g/t
/ - oz/t
8.67

10.33

9.47

0.253

0.301

0.276

Gold produced
- kg
/ - oz 000
929

1,017

1,946

29

33

62

Gold sold
- kg
/ - oz 000
948

1,035

1,983

31

33

64

Price received
- R/kg
/ - $/oz
- sold
104,507

117,426

111,151

311

317

314

Total cash costs
- R/kg
/ - $/oz
- produced
36,641

34,557

35,552

109

93

101

Total production costs - R/kg
/ - $/oz
- produced
71,469

66,730

68,994

212

180

196

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,579

1,561

1,570

50.78

50.20

50.49

- actual
1,668

1,905

1,784

53.63

61.24

57.35

FINANCIAL RESULTS (MILLION)
Gold income
109

130

239

11

11

22

Cost of sales
69

75

144

7

6

13

Cash operating costs
27

26

53

3

2

5

Other cash costs
8

9

17

1

-

1

Total cash costs
35

35

70

4

2

6

Rehabilitation and other non-cash costs
1

2

3

-

-

-

Production costs
36

37

73

4

2

6

Amortisation of mining assets
31

31

62

3

3

6

Inventory change
2

7

9

-

1

1

Operating profit
40

55

95

4

5

9

Realised non-hedge derivative gains (losses)
(1)

4

3

-

-

-

Operating profit including realised non-hedge derivatives
39

59

98

4

5

9

Capital expenditure
5

1

6

1

-

1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
4,722

4,899

9,621

6,175

6,409

12,584

Treated - 000
- tonnes / - tons
851

860

1,711

938

948

1,886

Yield
- g/t
/ - oz/t
3.75

3.07

3.40

0.109

0.089

0.099

Gold produced
- kg
/ - oz 000
3,189

2,638

5,827

102

85

187

Gold sold
- kg
/ - oz 000
3,298

2,620

5,918

106

84

190

Price received
- R/kg
/ - $/oz
- sold
100,742

101,407

101,084

302

274

290

Total cash costs
- R/kg
/ - $/oz
- produced
56,392

66,094

60,785

168

179

173

Total production costs - R/kg
/ - $/oz
- produced
73,485

84,073

78,279

219

227

223

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,044

1,861

1,953

65.71

59.83

62.77

- actual
3,417

2,748

3,078

109.87

88.35

98.96

FINANCIAL RESULTS (MILLION)
Gold income
295

255

550

29

22

51

Cost of sales
202

208

410

20

18

38

Cash operating costs
171

168

339

17

14

31

Other cash costs
10

6

16

1

1

2

Total cash costs
181

174

355

18

15

33

Rehabilitation and other non-cash costs
2

2

4

-

-

-

Production costs
183

176

359

18

15

33

Amortisation of mining assets
52

46

98

5

4

9

Inventory change
(33)

(14)

(47)

(3)

(1)

(4)

Operating profit
93

47

140

9

4

13

Realised non-hedge derivative gains (losses)
38

11

49

4

1

5

Operating profit including realised non-hedge derivatives
131

58

189

13

5

18

Capital expenditure
27

19

46

2

2

4

AUSTRALIA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
(1)

43

42

1

1

2

Gold sold
- kg
/ - oz 000
10

53

63

-

2

2

Price received
- R/kg
/ - $/oz
- sold
105,461

100,160

99,475

308

270

272

Total cash costs
- R/kg
/ - $/oz
- produced
-

52,041

60,372

-

140

164

Total production costs - R/kg
/ - $/oz
- produced
-

93,763

102,863

-

252

278

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

403

214

-

12.94

6.89

FINANCIAL RESULTS (MILLION)
Gold income
1

5

6

-

-

-

Cost of sales
-

5

5

-

-

-

Cash operating costs
-

2

2

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

2

2

-

-

-

Rehabilitation and other non-cash costs
-

2

2

-

-

-

Production costs
-

4

4

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

1

1

-

-

-

Operating profit
1

-

1

-

-

-

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
1

-

1

-

-

-

Capital expenditure
(1)

1

-

-

-

-

AUSTRALIA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2002
2002
2002
2002
2002
2002
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
636

785

1,421

831

1,027

1,858

Treated - 000
- tonnes / - tons
686

676

1,362

756

745

1,501

Yield
- g/t
/ - oz/t
1.46

1.38

1.42

0.043

0.040

0.041

Gold produced
- kg
/ - oz 000
1,003

934

1,937

32

30

62

Gold sold
- kg
/ - oz 000
1,000

935

1,935

32

30

62

Price received
- R/kg
/ - $/oz
- sold
102,073

101,327

101,618

304

274

289

Total cash costs
- R/kg
/ - $/oz
- produced
74,285

83,441

78,699

222

225

223

Total production costs - R/kg
/ - $/oz
- produced
91,966

105,235

98,362

274

284

279

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,305

2,108

2,207

74.11

67.77

70.94

- actual
2,085

1,761

1,915

67.04

56.63

61.58

FINANCIAL RESULTS (MILLION)
Gold income
89

91

180

8

8

16

Cost of sales
91

94

185

9

8

17

Cash operating costs
74

78

152

7

7

14

Other cash costs
-

-

-

-

-

-

Total cash costs
74

78

152

7

7

14

Rehabilitation costs
4

7

11

1

-

1

Production costs
78

85

163

8

7

15

Amortisation of mining assets
13

14

27

1

1

2

Inventory change
-

(5)

(5)

-

-

-

Operating profit
(2)

(3)

(5)

(1)

-

(1)

Realised non-hedge derivative gains (losses)
13

4

17

2

-

2

Operating profit including realised non-hedge derivatives
11

1

12

1

-

1

Capital expenditure
-

-

-

-

-

-

DIRECTORS
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey*
(Chairman)
T J Motlatsi
(Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea
(Alternate: P G Whitcutt)
W A Nairn
(Alternate: A H Calver*)
J Ogilvie Thompson
(Alternate: D D Barber)
N F Oppenheimer
A J Trahar
*  British
#
 American
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Investor Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 945 within South Africa
Telephone: +27 11 722 2287 outside South Africa
Fax: 0861 100 951 within South Africa
Fax: +27 11 722 2288 outside South Africa
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
(Previously Melbourne office)
Computershare Investor Services Pty Limited
Level 12, 45 St George's Terrace
Perth 6000, Western Australia
(GPO Box D182
Perth 6840, Western Australia)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033
ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 212 885 3503/2248
Fax: +1 212 571 3050/3052
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
2
nd
 Floor
100 Pall Mall
London SW1Y 5HP
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
PRINTED BY INCE (PTY) LTD
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Share Transactions Totally Electronic
("STRATE")
Dealings and settlements on the JSE Securities
Exchange South Africa ("JSE") are now exclusively
in electronic form through the STRATE system
such that share certificates are no longer good for
delivery on that exchange.  Shareholders resident
in South Africa who currently retain their share
certificates and who may wish to deal on the JSE
are advised to dematerialise their shares.
AngloGold operates an issuer-sponsored nominee
programme, administered by Computershare
Custodial Services Limited, which will hold and
administer the shares at no cost to the
shareholder.  A document entitled STRATE, which
explains more fully the background and objectives
of STRATE, the implications of holding
dematerialised shares and the procedure to
dematerialise shares may be accessed from our
website http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary